U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three Months Ended March 31, 2014

(May 15, 2014)

     The following report and the discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2014 should be read in conjunction with our unaudited interim financial statements and notes for the three months ended March 31, 2014, our 2013 annual audited financial statements and the notes thereto and our 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission, referred to as the “SEC”, and Canadian securities regulators. Our financial statements for the three months ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards, referred to as “IFRS”, as issued by the International Accounting Standards Board, referred to as “IASB”, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

     Unless otherwise stated, all references to dollar amounts herein are to United States dollars, all references to “C$” herein are to Canadian dollars and all references to “Euro” or “€” herein are to the European Union Euro. As used in this document, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.

Disclaimer for Forward-Looking Information

     Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding the planned integration of newly acquired entities, future business prospects, estimated capital expenditures, the anticipated benefits of new projects and plans regarding our royalty interest and any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, our ability to identify, complete and finance additional acquisitions and sources of supply for our global commodity supply chain business and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2013 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2013 filed with the SEC and Canadian securities regulators.

Note Regarding Mineral and Natural Gas Disclosure

     As a reporting issuer in Canada, we are required by Canadian law to provide disclosure respecting our mineral interests in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, referred to as “NI 43-101”. Accordingly, investors are cautioned that the information contained in this quarterly report may not be comparable to similar information made public by U.S. companies under United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource”, as may be used herein, are not defined in the SEC’s Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable.

     Where applicable, barrels of oil equivalent, referred to as “boe”, amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. “Boe” amounts may be misleading, particularly if used in isolation.

     The following industry specific terms and abbreviations are utilized in this document:

  bbl/d – Barrels per day.

  boe/d – Barrels of oil equivalent per day.

  mbbl – Thousand barrels.

  mboe – Thousand barrels of oil equivalent.

  mcf – Thousand cubic feet.

  mcf/d – Thousand cubic feet per day.

  mmcf – Million cubic feet.

  mmcf/d – Million cubic feet per day.

  Natural gas or gas – The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases, but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous form (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

  Net acres – The sum of the fractional working interests owned by us in gross acres.

  NGL or NGLs – Natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline, that can be collectively removed from produced natural gas, separated into these substances and sold.

  Working interest – The interest in a property which gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are typically burdened by overriding royalty interest or other interests.

MFC INDUSTRIAL LTD IS A GLOBAL COMMODITY SUPPLY CHAIN COMPANY

OUR PRIMARY FOCUS IS THE GLOBAL
COMMODITY SUPPLY CHAIN BUSINESS.

We source, produce, process, transport, warehouse, finance and assess related risk regarding commodities for producers and consumers around the world.

Our integrated operations span a wide range of commodities such as metals, ceramics, minerals, natural gas, silicones, chemicals, plastics, food and beverage additives, animal feed and wood products. These are supported by our captive sources acquired through strategic investments and offtake arrangements and other sourcing from third parties.

SELECTED FINANCIAL DATA

12%

Increase in revenues for the three months ended March 31, 2014, compared to the same period in 2013.

HISTORICAL GROWTH OF TOTAL ASSETS AND TOTAL EQUITY
All amounts in United States dollars
TOTAL ASSETS	TOTAL EQUITY

HISTORICAL DEBT
All amounts in United States dollars, except ratios
TOTAL DEBT	RATIOS

DEAR FELLOW SHAREHOLDERS

We are pleased to present the results of MFC Industrial Ltd. (“MFC”, the “Company”, “we” or “us”) for the three months ended March 31, 2014 and provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

In the first quarter of 2014, our revenues grew by 12% compared to the same period in 2013. This was progress, but we look forward to improving upon it. Our EBITDA (earnings before interest, taxes, amortization, depreciation and depletion) for the three months ended March 31, 2014 was $17.7 million (EBITDA is not a financial performance indicator under International Financial Reporting Standards (“IFRS”), has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page VI of this Letter to Shareholders for a reconciliation of our net income).

In the first quarter we realized organic growth, especially from our natural gas assets. At the end of the quarter, we acquired F.J. Elsner & Co GmbH (“Elsner”), a global commodity supply chain company which is focused on trading steel and related products. Elsner, which we consolidated from March 31, 2014, did not provide any significant revenues or earnings contribution to the current quarter, but we believe it will have a meaningful impact on future earnings as we successfully integrate its operations.

Today, MFC’s board of directors is pleased to announce the appointments of our new team of operating officers, which will guide the Company into the future. We are very pleased to announce the following appointments:

  Gerardo Cortina as President, Chief Executive Officer and a director;
  Ferdinand Steinbauer as Corporate Treasurer; and
  Samuel Morrow as Deputy Chief Executive Officer.

This provides us with a strong structure of senior and very experienced personnel going forward.

Even though we achieved revenue growth, our earnings were negatively impacted by the recognition of an exchange difference loss of $3.8 million on foreign currency transactions, of which $2.8 million was non-cash and arose from our intercompany accounts because our companies have different functional currencies. A substantial amount of the exchange loss was attributable to an intercompany settlement pursuant to an effective tax planning strategy.

The supply of commodities is a top-line driven business with narrow margins and cyclical movements that affect our operating results. Accordingly, we have been acquiring companies to increase our revenues which should significantly expand our commodities sales from 2013 levels. As well, we expect that this should result in improving our margins from more captive sources such as FESIL AS Group (“FESIL”) and provide new markets and suppliers for our commodities. We believe this acquisition will substantially change our Company.

With the expansion of our commodities platform into these new products and markets, we are already starting to see improvements in the pricing of some of our products. We are still working to improve our margins, which we hope to accomplish through hard work and capitalizing on our recent acquisitions.

I
LETTER TO SHAREHOLDERS

We have kept to our historic policy, which with any expansion or acquisition is to not dilute our shareholders by issuing new shares, as well as maintaining our financial discipline with our balance sheet and financial ratios.

HIGHLIGHTS AND MAJOR DEVELOPMENTS

FIRST QUARTER 2014 HIGHLIGHTS AND MAJOR DEVELOPMENTS
For the three months ended March 31, 2014 and subsequent events

►	Revenues increased by 12% to $231.4 million for the three months ended March 31, 2014 compared to the same period in 2013.

►	EBITDA was $17.7 million for the three months ended March 31, 2014.*

►	Net income for the three months ended March 31, 2014 decreased to $5.8 million, or $0.09 per share on a diluted basis, compared to $8.4 million, or $0.13 per share for the same period in 2013. This was principally due to the recognition of a primarily non-cash exchange differences loss on foreign currency transactions of $3.8 million, or $0.06 per share, and a non-cash unrealized loss of $3.1 million on natural gas hedges (which loss decreased to $1.4 million as of May 14, 2014), or $0.05 per share, in the 2014 period.

►	In April 2014, Cliffs Natural Resources (“Cliffs”), the operator of the Wabush Mine, announced that it idled the mine in the first quarter of 2014. We have opened dialogue with other stakeholders to rationalize this asset.

►	In April 2014, we acquired a 100% interest in FESIL, a vertically integrated supply-chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, the United States and China and an interest in several quartz quarries in Spain. Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron. We believe this acquisition will substantially increase our volumes and sales.

►	In March 2014, we acquired Elsner, a global commodities supply company which was founded in 1864, with its head office based in Vienna, Austria. Elsner is focused on a full range of steel and related products.

►	In March 2014, MFC announced that its annual cash dividend for 2014 will be $0.24 per common share. In April 2014, we distributed the first dividend payment of $0.06 per share of the 2014 annual dividend to our shareholders.

►	In March, MFC’s board of directors announced the appointment of James Carter as Chief Financial Officer.

►	Today, MFC’s board of directors announced the following appointments:
Gerardo Cortina as President, Chief Executive Officer and a director; Ferdinand Steinbauer as Corporate Treasurer; and Samuel Morrow as Deputy Chief Executive Officer.

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page VI of this Letter to Shareholders for a reconciliation of our net income to EBITDA.

II
LETTER TO SHAREHOLDERS

FINANCIAL

The following table highlights certain selected key numbers and ratios as of March 31, 2014 in order to assist shareholders to better understand our financial position.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
March 31, 2014
Cash, cash equivalents	$356,164
Short-term cash deposits	192
Securities	2,604
Trade receivables	145,896
Current assets	787,998
Total assets	1,384,010
Current liabilities	386,954
Working capital	401,044
Current ratio*	2.04
Acid test ratio*	1.42
Total liabilities	695,232
Shareholders’ equity	688,754
Equity per common share	11.01

*Note:	The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities (excluding liabilities relating to assets held for sale).

LIQUIDITY

As at March 31, 2014, we had cash and cash equivalents, short-term deposits and securities of $359.0 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY All amounts in thousands
	March 31, 2014	December 31, 2013
Total long-term debt	$234,414	$234,740
Less: cash and cash equivalents	(356,164)	(332,173)

Net debt (net cash & cash equivalents)	(121,750)	(97,433)
Shareholders’ equity	688,754	699,570

III
LETTER TO SHAREHOLDERS

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	March 31, 2014	December 31, 2013
Long-term debt, less current portion	$189,704	$189,871
Shareholders’ equity	688,754	699,570
Long-term debt-to-equity ratio	0.28	0.27

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at March 31, 2014, we had credit facilities aggregating $607.8 million, comprised of: (i) unsecured revolving credit facilities aggregating $337.2 million from banks; (ii) revolving credit facilities aggregating $47.9 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) a non-recourse factoring arrangement with a bank for up to $130.9 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $53.9 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

CASH FLOWS

Due to the types of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flows statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Total revenues for the three months ended March 31, 2014 increased 12% to $231.4 million, compared to $207.3 million in the first three months of 2013. Revenues were up for the first three months of 2014 because of several factors, including increased natural gas prices and increases in volumes for some of our commodities.

EBITDA for the three months ended March 31, 2014 was $17.7 million. EBITDA has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page VI of this letter for a reconciliation of net income to EBITDA.

Net income for the three months ended March 31, 2014 decreased to $5.8 million, or $0.09 per share on a diluted basis, from $8.4 million, or $0.13 per share on a diluted basis. Net income for the three months, was down primarily due to:

  a primarily non-cash exchange difference loss on foreign currency transactions; and
  a non-cash unrealized loss of $3.1 million on natural gas hedges (which loss decreased to $1.4 million as of May 14, 2014).

IV
LETTER TO SHAREHOLDERS

The income statement for the three months ended March 31, 2014 includes non-cash amortization, depletion and depreciation expenses of approximately $5.2 million, representing approximately $0.08 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas assets and other assets over their economic life. They are income statement expenses but are added back in the cash flow statement.

Revenues for our commodities and resources business were $221.0 million for the three months ended March 31, 2014, compared to $199.3 million for the same period in 2013. Included are the gross revenues generated by our iron ore royalty interest which, for the three months ended March 31, 2014, were approximately $3.0 million, compared to $3.5 million in 2013. A total of 349,978 tons of iron ore products were shipped during the first three months of 2014.

Revenues from our merchant banking business were $3.3 million for the three months ended March 31, 2014, compared to $3.6 million for the same period in 2013.

All other revenues, which encompass our corporate and other operations, were $7.1 million for the three months ended March 31, 2014, compared to $4.4 million for the same period in 2013.

Costs of sales increased to $197.5 million during the first three months of 2014 from $177.7 million for the same period in 2013. Selling, general and administrative expenses increased to $17.4 million for the three months ended March 31, 2014 from $15.9 million for the same period in 2013.

OVERVIEW OF OUR RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Our total revenues by operating segment for each of the three months ended March 31, 2014 and 2013 are broken out in the table below:

REVENUES All amounts in thousands
	March 31, 2014	March 31, 2013
	three months	three months
Commodities and resources	$221,038	$199,288
Merchant banking	3,268	3,564
All other	7,069	4,402

Total revenues	$231,375	$207,254

Our revenues for each of the three months ended March 31, 2010, 2011, 2012, 2013 and 2014 are shown below:

FIVE YEAR FIRST QUARTER REVENUE GROWTH All amounts in dollars in thousands
For the quarters ended March 31, 2010, 2011, 2012, 2013, and 2014

V
LETTER TO SHAREHOLDERS

Our net income from operations for each of the three months ended March 31, 2014 and 2013 is broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	March 31, 2014	March 31, 2013
	three months	three months
Commodities and resources	$6,836	$6,273
Merchant banking	3,721	7,138
All other	(1,745)	(3,201)

Income before income taxes	8,812	10,210
Income tax expenses	(1,931)	(874)
Resource property revenue tax expenses	(582)	(711)
Net income attributable to non-controlling interests	(498)	(186)

Net income attributable to our shareholders	$5,801	$8,439

Earnings per share, diluted	$0.09	$0.13

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, amortization, depreciation and depletion. Management uses EBITDA as a measurement of its own operating results, and as a benchmark relative to its competitors. Management considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion, and EBITDA generally represents cash flow from operations. The following table reconciles our EBITDA to net income for the three months ended March 31, 2014.

EBITDA (earnings before interest, taxes, amortization, depreciation and depletion) All amounts in thousands
March 31, 2014
Net income	$6,299
Income taxes	2,513
Finance costs	3,696
Amortization, depreciation and depletion	5,185

EBITDA	$17,693

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.

VI
LETTER TO SHAREHOLDERS

INTERNATIONAL JUST-IN-TIME DELIVERIES
STRATEGIC INVESTMENTS IN RESOURCE ASSETS AND OFFTAKE AGREEMENTS
COMMODITIES FOR SPECIFIC, COMMITTED BUYERS
PURCHASING, SELLING, PROCESSING AND DELIVERING

VII
LETTER TO SHAREHOLDERS

REVENUE BREAKDOWN BY REGION

The following pie chart shows our revenue by region for the three months ended March 31, 2014:

REVENUE BY REGION
Global breakdown as of March 31, 2014

COMMODITY LINES

As a result of our recently announced acquisitions, combined with our other integrated commodities and mineral interests operations, we can now supply a wide range of commodities including metals, ceramics, minerals, natural gas, chemicals, plastics, additives for food and beverages and wood products. These are supported by our captive commodities arrangements through strategic direct and indirect investments, and other sources secured by us from third parties. The following charts show some of the commodities we supply:

VIII
LETTER TO SHAREHOLDERS

UPDATE ON OUR NATURAL GAS & MIDSTREAM FACILITIES

We have completed the process of segregating our various operations into distinct energy divisions focused on production and processing, respectively. Since the acquisition of the natural gas and midstream facilities, which significantly enlarged our global commodities platform into the energy sector, we have been determined to expand these operations as they present an opportunity for growth through value-added projects and the consolidation of regional gas production.

The following table sets out our average natural gas and other hydrocarbons sales prices, operating costs, royalty amounts, transportation costs and total production for the three months ended March 31, 2014:

NATURAL GAS WELLS (COSTS AND PRODUCTION)
All amounts in Canadian dollars, except production numbers
For the three months ended March 31, 2014
	Natural Gas	NGLs(1)	Crude Oil	Total
	($/mcf)	($/bbl)	($/bbl)	($/boe)
Price(2)	$ 6.06	$ 96.78	$ 92.19	$ 46.25
Royalties	1.12	29.28	25.69	9.88
Transportation costs	0.17	9.37	1.65	1.95
Operating costs(3)	—	—	—	11.89
Production(4)	4,157 mmcf	88.9 mboe	30.6 mbbl	812.3 mboe

Notes:	(1)	Includes sulphur.

	(2)	Average sales price includes third party processing fees.

	(3)	A portion of our natural gas production is associated with crude oil production. Does not include non-cash operating costs of CDN$8.96 per boe consisting of depletion and depreciation. Operating costs per individual product are not available as they are charged to gas production only and any allocation would be arbitrary.

	(4)	Net of other working interests.

IX
LETTER TO SHAREHOLDERS

Our land bank as at March 31, 2014 was 269,621 net undeveloped acres (1,088 square kilometers) which we do not plan to sell or develop at this time.

We are now developing midstream businesses at our existing facility, and will identify and expand these through re-purposing existing assets or by investing in new projects. The restructuring of this emerging midstream business is underway with several assets identified to be created or transferred to this new division, including:

  Consolidation of the processing facilities in the Callum, Cowley and Niton area.
  Consolidation of our compression and gas gathering system, which is one of largest such systems in Southern Alberta.
  Increasing the Niton plant’s capacity through a debottlenecking project to increase processing revenue from other third party production, including pursuant to our recently announced participation agreement. Pursuant to the agreement:
➢

Our partner will spend a minimum of CDN$50 million to drill at least three new wells per year for a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term. Our partner will pay 100% of the drilling and completion costs of each well at its own sole risk and expense.

➢

After a well is drilled and there is continuous production, we can elect to participate for up to a 30% working interest in each well on a look-back basis by paying 25% of its actual costs; or we can elect to receive a 10% gross royalty on future production instead.

    This program is currently underway.

  We are now proceeding with the 16.5 MW power plant project at our facility, which is on schedule for commissioning in the first half of 2015. Upon completion, the project will supply our processing plant’s electrical needs, with excess power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates.
  We are in the planning stage for a deep-cut and fractionation plant that will generate additional revenue from the sales of natural gas liquids (extracted from natural gas) including ethane, propane and butane.

We are also looking at other opportunities, including with respect to marginal wells, which would potentially involve:

  Providing up-stream marginal well production and services.
  Focusing on improving production through innovation and cost optimization.
  Acquiring similar marginal well assets and apply best practices to lower costs or raise production through economies of scale and technical ability.

Hedging Natural Gas Derivatives

In December 2013, to hedge the volatility of natural gas prices and the organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas swaps. In January and February we increased our position. We continue to hold these hedging derivatives and, as of March 31, 2014, we were short approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39 per mcf.

UPDATE ON THE ROYALTY INTEREST (WABUSH MINE)

The Wabush Iron Ore Mine is a very important asset for MFC. The following is an overview of the mine:

  The Wabush mine and concentrator are located in Newfoundland and Labrador and are owned and operated by Cliffs.
  The mine has operated since 1965 and has a reported annual capacity of 5.6 million tonnes.
  Operations at the mine consist of an open pit truck and shovel mine, a concentrator that utilizes single stage crushing, AG mills and gravity separation to produce an iron concentrate. Iron ore is concentrated at the mine facilities then transported 445 km by rail to Pointe Noire, near Sept-Isles, Quebec, Canada for shipment.
  Over the last three years, between 2.8 and 3.5 million tons of iron products were shipped from the mine annually.

X
LETTER TO SHAREHOLDERS

USING OUR FINANCIAL RESOURCES AS LEVERAGE TO HELP FINANCE ONE OR BOTH SIDES OF A COMMODITY TRANSACTION
KEY LOCATION WAREHOUSING, PROCESSING, PACKAGING, PRODUCT SOURCING AND DEVELOPMENT
PROVEN RELIABILITY AND CONSISTENT QUALITY

XI
TTER TO SHAREHOLDERS

In February 2014, Cliffs announced a reduction in capital expenditures, which included their decision to idle the Wabush mine by the end of the first quarter of 2014.

We currently estimate that our gross revenues from our Wabush royalty interest will be approximately $5.0 million for 2014. The current idle status of the mine will impact our results of operations in both 2014 and 2015.

Under the terms of its existing lease, Cliffs must pay MFC a minimum royalty payment of C$3.25 million a year for the term of the lease. Additionally, we have a right to acquire the fixed assets at the mine at a reasonable market price in the event that the lease underlying our royalty interest is terminated. We may also terminate the lease if production has ceased for a period of time.

We currently believe that the Wabush Mine will be sold by Cliffs and any sale will be subject to MFC’s long term lease (till 2055) and, of course, our financial royalty. We view this as a strong financial burden for any other competitive buyer.

We are currently exploring opportunities to rationalize this asset, including making an investment or acquiring an interest, directly or indirectly with a partner, in the mine. We expect that a significant investment is required to achieve acceptable levels at the mine. We have now opened dialogue with other stakeholders to rationalize this asset.

UPDATE ON OUR NEW COMMODITY COMPANY ACQUISITION

In March 2014, MFC acquired a 100% interest in Elsner, a global commodity supply chain company focused on steel and related products which was founded in 1864 with its headoffice in Vienna, Austria. Elsner’s offerings include a full range of steel products including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubes and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic States and the Commonwealth of Independent States.

Elsner’s revenue for its fiscal year ended June 30, 2013 was $145.5 million and it offers significant diversification with its products, customers and suppliers. The purchase price was for nominal consideration (including certain contingent payments). The following highlights certain opportunities related to the acquisition of Elsner:

  We now offer structured solutions to Elsner’s customers and suppliers.
  The ability to market steel related raw materials to our current suppliers and industry contacts.
  Our supply chain structured solutions will reduce risks and expand the customer base.
  We may enter into exchange transactions for the supply of raw materials for offtake products with customers.

Elsner is a company now approaching its 150th anniversary and provides MFC with a solid customer base, an excellent product portfolio and an extremely well-respected management which is already enhancing our global supply chain platform.

CHIEF FINANCIAL OFFICER APPOINTMENT AND CORPORATE CHANGES

In March, our board of directors appointed James M. Carter as Chief Financial Officer. He is a Chartered Accountant with over 40 years of experience in both public and private companies, with an emphasis on the commodities sector and international business markets. He has served as Vice-President of the Company for over 15 years.

XII
LETTER TO SHAREHOLDERS

On the board level, our directors elected Mr. Peter Kellogg as our Chairman and appointed Dr. Shuming Zhao as a director of the Company. The board also determined to declassify its board structure so that all of the Company’s directors will be elected on an annual basis. It is intended that amendments to the Company’s Articles will be submitted to the Company’s shareholders at its next annual meeting to effect this change. In addition, the board terminated the Company’s shareholder rights plan agreement dated November 11, 2013.

2014 CASH DIVIDEND

In March 2014, MFC announced that its board of directors had declared its 2014 annual cash dividend in the amount of $0.24 per common share. The 2014 cash dividend will be paid in quarterly installments by the Company.

The first payment of $0.06 per common share was paid on April 22, 2014 to shareholders of record on April 10, 2014. The remaining quarterly dividend payments in 2014 are expected to be made as follows:

  Second payment of $0.06 will be made in July;

  Third payment of $0.06 will be made in September; and

  Final payment of $0.06 will be made in November.

The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada). Please consult with your tax advisor.

SECOND QUARTER 2014 MAJOR DEVELOPMENTS

FESIL AS Group

Our acquisition of FESIL is now complete. FESIL is a vertically integrated commodity supply chain company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, the United States and China, and an interest in quartz quarries in Spain.

Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron.

FESIL’s melting plant is located in Mo i Rana, and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production. Annual capacity of the plant is approximately 80,000 tonnes of ferrosilicon and 23,000 tonnes of microsilica. The facility is certified according to ISO 9001 and ISO 14001 and complies with Norway’s strict environmental and operational requirements. The purchase price of approximately 500 million Norwegian Krone (approximately US$82 million) is based on the net tangible asset value as of September 30, 2013, and will be adjusted to reflect the fair value of certain assets and the operating results over the period closing. In addition to the purchase price, MFC will pay a royalty based on tiered ferrosilicon production at the Mo i Rana facility for two years, which is expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production.

XIII
LETTER TO SHAREHOLDERS

FESIL reported net revenues in 2013 of approximately 2.9 billion Norwegian Krone (approximately US$487.5 million) with its alloy production representing just over 25% of net revenue. Approximately 60% of FESIL’s ferrosilicon production is sold directly through its own sales offices to customers, which include some of the world’s leading steelworks, aluminum/iron foundries and chemical groups. The sales offices also sell a number of complementary products including ferroalloys, metals, minerals, and specialty products. FESIL is a strategic acquisition that will add geographic reach, a diverse product portfolio, an established brand name, a well-respected management team and excellent employees to our global commodity supply-chain platform.

Corporate Appointments

MFC is pleased to announce that its board of directors has appointed Gerardo Cortina as President and Chief Executive Officer and a director, Ferdinand Steinbauer as Treasurer and Samuel Morrow as Deputy Chief Executive Officer of the Company.

Gerardo Cortina most recently served as a Managing Director of the Company’s subsidiary, Possehl México, S.A. de C.V., which has been active in trading and distribution of metals, mineral products, chemicals and ferroalloys to the iron and steel, foundry, refractory, plastics, paints, animal feed and chemicals industries. Mr. Cortina has successfully developed export markets in Central America, the Caribbean and South America. He has a track record of over 25 years of stable growth and profitable operations in the global commodities supply chain business. Mr. Cortina has a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania.

Mr. Cortina replaces Michael Smith as President and CEO. Mr. Smith is continuing with the Company as Managing Director, and will assist management in this transition with the additional mandate to oversee our Asian projects and other special opportunities.

Ferdinand Steinbauer is currently a Managing Director of MFC Commodities GmbH and has held that position since 1998. At MFC, he has been instrumental in building supply chain structured solutions and client acquisition. Previously he served as Treasurer for 20 years with KNP Leykam Austria (later acquired by SAPPI). Mr. Steinbauer holds a degree from the Austrian Commercial Academy in Graz and has over 35 years of experience in banking, structured trade finance and risk management.

Samuel Morrow is a Chartered Financial Analyst and was most recently a Vice President of MFC in Vienna, Austria. He has been a key participant in the acquisitions of FESIL and Elsner in 2014. Before joining MFC, Mr. Morrow was Vice President of Tanaka Capital Management and Treasurer, CFO and COO of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $1.0 million for the three month ended March 31, 2014.

INDUSTRY GROUP COMPARISON

The following charts show, for comparison purposes, selected ratios and share prices for MFC and selected major companies in our industry. Glencore Xstrata PLC is an Anglo–Swiss multinational commodity trading and mining company headquartered in Switzerland. The Noble Group Limited, which manages a portfolio of global supply chains covering a range of agricultural and energy products, as well as metals, minerals and ores, is headquartered in Hong Kong. Brenntag Group, the global market leader in chemical distribution, covers all major markets with its extensive product and service portfolio and is headquartered in Germany.

XIV
LETTER TO SHAREHOLDERS

BROAD SPECTRUM OF COMMODITIES
CREATING ADDITIONAL VALUE THROUGH SPIN-OUTS
ANNUAL CASH DIVIDEND POLICY
BUILDING VALUE THROUGH ACQUISITIONS AND RESTRUCTURING

XV
LETTER TO SHAREHOLDERS

Bunge Limited is a leading agribusiness and food company with integrated operations that circle the globe, and is headquartered in Austria.

Notes: *	Financial statements are not available at the time of publishing.
**	Reports financial statements on a half-year basis only.

SHARE PRICE COMPARISON All amounts in US dollars, except change percentages
COMPANY	DECEMBER 31, 2013	MARCH 31, 2014	CHANGES IN 2014
Noble Group	1.07	1.18	+ 0.93%
Glencore Xstrata	312.70	308.80	- 0.12%
MFC Industrial	7.99	7.94	- 0.06%

The above information regarding Glencore Xstrata PLC, Noble Group Limited, Brenntag Group and Bunge Limited is provided for information purposes only and is based on public information sources that we have not independently verified. In addition, some of these companies do not use IFRS for financial reporting, have varying operations and/or use reporting currencies other than the U.S. dollar. Any of those factors may materially affect the accuracy and reliability of such comparisons. As a result, you should not unduly rely on such comparisons.

PERSONAL NOTE

We are very pleased with the new management appointments. We believe this team brings strong management and years of broad-based experience in the commodity supply chain business, which positions them well to make material contributions to our expanding activities on a global basis.

Respectfully Submitted,

Michael J. Smith
President and CEO

XVI
LETTER TO SHAREHOLDERS

CORPORATE INFORMATION

BOARD OF DIRECTORS	OFFICES AND SUBSIDIARIES

Peter R. Kellogg
Chairman since 2013

Indrajit Chatterjee*
Director since 2005

Silke S. Stenger*
Director since 2013

Michael J. Smith
Director since 1987

William C. Horn III*
Director since 2013

Dr. Shuming Zhao
Director since 2014

Gerardo Cortina
Director since 2014

* Member of the Audit Committee

AUDITORS

PricewaterhouseCoopers LLP
Suite 700
250 Howe Street
Vancouver, BC V6C 3S7
Canada
Telephone: 1 (604) 806 7000
www.pwc.com/ca

STOCK LISTING

New York Stock Exchange
11 Wall Street
New York, NY 10005
Telephone: 1 (212) 656 3000
Email: nyselistings@nyse.com

Trading Symbol: MIL

WEBSITE

www.mfcindustrial.com

AUSTRIA

Millennium Tower, 21st Floor
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

MEXICO

Bosques de Alisos No. 47B
Officina A1 - 01
Bosques de las Lomas, Cuajimalpa
Mexico D.F. C.P. 05120, Mexico
Telephone: (52) 55 9177 7440
Email: inquires@possehl.com.mx

CANADA

400 Burrard Street, Suite 1620
Vancouver, BC Canada V6C 3A6
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

CANADA

1035 7th Ave S.W., Suite 400
Calgary, AB Canada T2P 3E9
Telephone: 1 (403) 237 9400
Email: cmt@comptonpetroleum.com

UNITED STATES

393 Vanadium Road, Suite 201
Pittsburgh, PA 15243 USA
Telephone: 1 (412) 279 9130
Email: inquiry@specialtysuperalloys.com

CHINA

Room 2409, Shanghai Mart Tower
2299 Yan An Road West
Changning District
Shanghai, P.R. China 200336
Telephone: (86) 21 6115 6996
Email: office@mfc-china.com

GERMANY

Schifferstr. 200
47059 Duisburg, Germany
Telephone: (49) 203 30 00 70
Email: info@fesil-sales.de

CHINA

Beijing International Club
Room 111,
Jianguomenwali Dajei 21
Beijing, P.R. China 100020
Telephone: (86) 10 653 25 928
Email: huleilei@elsner.at

ARGENTINA

Avenida Alicia Moreau Justo 1750
Aires, Argentina
Telephone: (54) 11 5238 7788
Email: info@accr.com

NORWAY

Vikelvfaret 4
C7054 Ranheim
Norway
Telephone: (47) 73 87 7900
Email: post@fesil.no

LUXEMBOURG

469 route de Thionville
5887 Alzinge, G.D. Luxembourg
Telephone: (352) 26 51 521
Email: info@fesil-sales.com

CORPORATE CONTACT

R. Randall
MFC Industrial Ltd.
Telephone: 1 (604) 683 8286
Email: rrandall@bmgmt.com

INVESTOR RELATIONS

Cameron Associates Inc.
535 Fifth Ave, 24th Floor
New York, NY 10017, USA
Telephone: 1 (212) 245 4577
Email: kevin@cameronassoc.com

TRANSFER AGENT

Computershare
480 Washington Blvd, 27th Floor
Newport Office Center VII
Jersey City, NJ 07310, USA
Telephone: 1 (888) 478 2338
www.computershare.com

XVII
LETTER TO SHAREHOLDERS

Nature of Business

     We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with expertise in the financing and risk management aspects of their businesses. Our global business activities are supported by our captive commodities sources and commodities secured from third parties.

     In connection with our long-term strategic plans, involving internal growth initiatives, acquisitions or business combinations, we seek out and evaluate strategic acquisition and investment candidates, including opportunities to further expand our global commodities supply chain business.

Recent Developments

     The following is a summary of selected key recent developments in our business.

   Acquisition of F.J. Elsner

     On March 11, 2014, we acquired an indirect 100% interest in F.J. Elsner, referred to as “Elsner”, a global commodities supply chain company with its head office in Vienna, Austria, and other offices in Austria, China, Dubai, Croatia, Albania, Serbia and the United States. Elsner has longstanding relationships with various steel mills in Eastern and Southern Europe, as well as the Baltic States and the Commonwealth of Independent States, and is focused on steel products, including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars.

     Pursuant to the transaction, we indirectly acquired all of the outstanding share capital of Elsner for nominal consideration (including contingent payments between the parties over a 10-year period based on current inventories and account receivables, existing legal actions and the utilization of certain tax loss carry-forwards). In connection with the acquisition, the existing credit facilities of Elsner were amended and we issued guarantees to secure payment obligations under such credit lines and Elsner’s finance derivative transactions with the same bank party to such credit lines. These credit facilities amount to $89.5 million and amounts outstanding thereunder were approximately $56.9 million as of March 31, 2014.

   Acquisition of FESIL

     On April 1, 2014, we acquired a 100% interest in the FESIL AS Group, referred to as “FESIL”. FESIL is a vertically integrated supply chain management company and is also among the world’s leading producers of ferrosilicon through its production plant located in Mo i Rana, Norway. FESIL’s operations include sales offices in Germany, Luxembourg, Spain, the United States and China. Through its production plant, FESIL produces a range of ferrosilicon products, including granulated and refined qualities (high and semi-high purity), which make up the bulk of its production. Annual capacity of the plant’s two furnaces is approximately 80,000 metric tonnes of ferrosilicon and 23,000 metric tonnes of microsilica. The facility is certified according to ISO 9001 and ISO 14001 and complies with Norway’s strict environmental and operational requirements. The majority of FESIL’s ferrosilica production is sold by its sales offices to customers, which include established steelworks, aluminum and iron foundries and chemical groups. Through its sales offices, FESIL also supplies customers with other ferroalloys, metals, minerals and specialty products.

     The acquisition did not include FESIL’s interests in Mo Industripark AS. The purchase price of approximately 500 million Norwegian Krone (approximately $82 million) was based on the net tangible equity asset value of FESIL as of September 30, 2013 and is subject to certain adjustments. In addition to the purchase price, we will pay a two-year base royalty on tiered ferrosilicon production at the Mo i Rana facility, which is expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production.

   Natural Gas Power Project

     In April 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at our sour gas processing plant in Alberta, Canada. Upon completion, the project will supply our processing plant’s electrical needs, with excess power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates. We currently expect that the project will cost approximately C$25.3 million, with final commissioning in the first half of 2015. In connection with the power project, we obtained a five-year down payment financing in the amount of €2.5 million and a ten-year loan in the amount of €16.0 million with a blended interest rate of 2.675%.

   Acquisition of Remaining Interest in Possehl

     In April 2014, we entered into a share purchase agreement with the minority shareholder and Managing Director of Possehl Mexico S.A. de C.V., referred to as “Possehl”, to acquire his 40% ownership interest in Possehl. Pursuant to the agreement, we have agreed to deliver up to 1,109,820 of our common shares as follows: (i) 509,820 common shares deliverable upon the occurrence of certain triggering events (the latest being in 2025); and (ii) 50,000 common shares deliverable on an annual basis over up to 12 years in the event that Possehl achieves certain annual net income targets in each respective year. As a result of this transaction, our prior option to acquire the remaining 40% interest in Possehl was terminated by the parties.

Business Segments

     Our business is divided into three operating segments: (i) commodities and resources, which includes our commodities activities; (ii) merchant banking, which includes structured solutions, financial services and proprietary investing activities; and (iii) all other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business and corporate.

   Commodities and Resources

     Our commodity supply chain business is globally focused and includes our integrated commodities operations and interests. We conduct such operations primarily through our subsidiaries based in Austria, Germany, Luxembourg, Norway, the United States, Latin America and Canada and we supply various commodities, including minerals and metals, chemicals, plastics, refractory and ceramic materials and wood products. Our commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. We also derive royalty revenue from a mining sub-lease.

     Since entering the global supply chain business in 2010, we have implemented a long-term growth strategy to achieve critical mass by increasing our commodities volumes, revenues and geographic reach and expanding and diversifying our product offerings. Over the last three years, we completed several strategic acquisitions in furtherance of our long-term strategy, including the acquisition of MFC Energy Corporation (formerly Compton Petroleum Corporation), referred to as “MFC Energy”, in September 2012, which expanded our commodities portfolio into the production and processing of natural gas and the acquisitions of MFC Resources Inc. (formerly ACC Resources Co., L.P.), referred to as “MFCR”, and Possehl in November 2012, which increased our global exposure and presence in the North American and Latin American markets and expanded our commodities platform to include refractory and ceramic materials and other products. We expect to further expand our revenues, volumes, geographic reach and products through the acquisitions of Elsner and FESIL, which completed in the first half of 2014.

     Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative trading strategies and structures. We currently engage in purchases and sales with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.

     We often purchase or produce the underlying commodity and sell it to an end buyer or exchange it for another commodity, which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such commodities operations, we try to capture various commodities, financing and currency spreads. Through our operations, we have been able to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

     We generally source commodities from Asia, Africa, Europe, North America and the Middle East and we sell our commodities in global markets.

     We provide logistics, supply chain management and other services to producers and consumers of commodities. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. They are supported by strategic direct and indirect investments in natural resource assets operating in our core commodities.

     Our commodities and resources business employs personnel worldwide and our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Mexico, Argentina and China and, as a result of the acquisitions of Elsner and FESIL, now have offices in Dubai, Croatia, Albania, Serbia, Norway, Germany, Luxembourg and Spain. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships, which provides us with worldwide sourcing and distribution capabilities.

     We indirectly derive royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a direct mining lease from the Province. The mine is operated by Cliffs Natural Resources Inc., referred to as “Cliffs”. In 2013, 2012 and 2011, 2.8 million, 3.2 million and 3.5 million tons of iron products, respectively, were shipped from Pointe Noire, Québec, Canada.

     On February 11, 2014, Cliffs announced that it planned to idle the Wabush mine and subsequently announced that the mine was idled during the period. As a result of the idling, iron ore shipments from Pointe Noire, Québec, were reduced in the first quarter of 2014 to 349,978 tons from 392,735 tons in the same period of 2013.

     A minimum royalty payment of C$3.25 million per year continues to be payable while the mine is idled until the expiry in 2055 of the mining sub-lease underlying the Company’s royalty interest in the mine, unless earlier terminated by the parties in accordance with its terms. We are currently exploring opportunities with stakeholders and third parties.

     We hold a 50% interest in the Pea Ridge Iron Ore Mine located near Sullivan, Missouri, U.S.A., approximately 70 miles southwest of St. Louis, Missouri, U.S.A. It was operated as an underground mine between 1963 and 2001 and was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor Corporation and was subsequently acquired and operated by Woodridge Resources Corporation until its closure in 2001. From 2001 until we acquired our interest in the Pea Ridge Mine, operations had been limited to the reclamation of resource settlement ponds located below the historical production facilities. Historical data and records indicate that approximately 58.5 million short tons of iron ore were removed from the mine between 1963 and 2001.

     The Pea Ridge Mine includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The mine’s location is served by highways connecting to the U.S. interstate highway system and has a presently unused rail spur line connecting to the Union Pacific railway system.

     Together with our partner, we are studying processing the tailings at, and re-opening, the Pea Ridge Mine. In the second quarter of 2012, we completed an updated independent NI 43-101 compliant technical report, referred to as the “Pea Ridge Technical Report”, upgrading previously disclosed historic resources estimates to current resource estimates. Behre Dolbear and Company (USA), Inc., referred to as “Behre Dolbear”, our independent technical consultants, authored the Pea Ridge Technical Report. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 53.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

     In completing the Pea Ridge Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data and a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site.

     Readers should refer to the full text of the Pea Ridge Technical Report, titled “Technical Report on the PRR Mining Pea Ridge Property”, dated August 13, 2012, for further information regarding the Pea Ridge Mine, a copy of which is available under our profile at www.sedar.com. The report was co-authored by Betty L. Gibbs, MMSA, and Derek Rance, P. Eng, both of whom were “qualified persons” and “independent” of our company, as such terms are defined in NI 43-101, as at August 13, 2012.

     We are currently conducting additional analysis and investigations in respect of the project. In 2013 and 2012, we invested $2.0 million and $5.0 million of capital, respectively, to progress the project. In the first quarter of 2014, we invested a further $0.2 million of capital to progress the project.

     In the third quarter of 2012, our commodities activities expanded to the energy sector. These activities include the development, production and processing of natural gas, NGLs and, to a far lesser degree, crude oil in Canada. The majority of such operations are located in the central fairway of the Western Canada Sedimentary Basin, primarily situated in the Province of Alberta. As at December 31, 2013, we had an interest in 1,436 producing natural gas wells, 3 non-producing natural gas wells, 112 producing oil wells, 3 non-producing oil wells and a land position that included 268,875 net working interest undeveloped acres. Our assets are situated in the following areas of the Western Canada Sedimentary Basin: (i) the Rock Creek sands and other Cretaceous sands in the

Niton area of central Alberta; (ii) the Cretaceous and Tertiary sands in Okotoks and Southern Alberta; (iii) the Mannville sands in the High River area of southern Alberta; and (iv) the deeper, Belly River sands in the Callum area of southern Alberta.

     The Niton area includes multi-zone, liquids-rich, tight gas plays with production to date primarily coming from Rock Creek and Ellerslie sandstones. We have a large number of mineral agreements that cover specific zonal rights in this area. As at December 31, 2013, we had an average 72% working interest in 86,000 gross acres of land to the base of the Rock Creek Member of the Fernie Group. The Niton area has other productive zones that provide opportunities to expand our development base by moving into other geological horizons. These zones lie above the Rock Creek and include the Wilrich and Notikewin sandstones of the Upper Mannville and Spirit River Group.

     The Southern Plains is comprised primarily of multi Belly River sands along with upper Edmonton Group coal bed methane formations. As well, in select areas of Southern Alberta, there are productive Mannville sands. As at December 31, 2013, we controlled 411,400 gross acres of land at an average 87% working interest, which land base provides a significant multi-year, low risk natural gas drilling inventory. Infrastructure is in place in the area for future production increases.

     Our High River asset is primarily a low to medium permeability Basal Quartz channel sandstone pool, which is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend.

     We also have interests in substantial established infrastructure, which allows flexibility to effectively manage area development and adjust operations accordingly. Overall, we operate over 50,000 horsepower of compression totaling 200 mmcf/d of available field compression capacity, having over 85 mmcf/d of operated processing capacity and over 2,000 km of pipeline infrastructure in place. Key facilities are as follows:

  MFC Sour Gas Processing Plant – We own the MFC sour gas processing plant and gas gathering system through our ownership of MFC Processing Partnership, referred to as “MPP”. The MPP sour gas processing plant is located in the High River area and currently has production capacity of 90 mmcf/d (licensed plant capacity) of sour natural gas and 45 mmcf/d of sweet natural gas. Additionally, in April 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at the processing plant.

  High River – In the High River area there is 9,150 horsepower installed with a gas compression capacity of 42.5 mmcf/d and 270 km of pipeline infrastructure in place. Volumes are all produced through the MPP gas gathering system and sour gas processing plant.

  Southern Alberta Foothills – The Callum and Cowley gas processing plants with 100% plant ownership are currently capable of compressing 19 mmcf/d and ultimately processing 50 mmcf/d through the two existing facilities with the addition of field and/or plant compression. There is currently over 60 km of pipeline infrastructure in the operating area with minimal third party infrastructure in place.

  Edson, Niton, and McLeod – This foothills area property has compression capacity of 23 mmcf/d utilizing over 6,400 horsepower, including the MFC Energy McLeod River gas processing plant with 23 mmcf/d of capacity with 100% plant ownership. Additionally, there is over 185 km of pipeline infrastructure in the area.

  Shallow Gas Properties – Our shallow gas infrastructure consists of over 110 mmcf/d of compression capacity utilizing 30,000 horsepower with over 1,200 km of pipeline infrastructure in place. Final processing gas volumes are linked into the Nova/TransCanada pipeline systems at multiple sales locations.

     In the first quarter of 2014, we produced 4,157 mmcf of natural gas, 88.9 mboe of NGLs (including sulphur) and 30.6 mbbl of crude oil, for total production of natural gas, NGLs and crude oil of 812.3 mboe, compared to 4,905 mmcf of natural gas, 110.4 mboe of NGLs (including sulphur) and 37.1 mbbl of crude oil, for total production of natural gas, NGLs and crude oil of 965.0 mboe on a net working interest basis in the same period of 2013. Our production of natural gas, NGLs and crude oil was lower in the first quarter of 2014 as a result of the natural decline of our reserves. We did not engage in any drilling or exploration activity in the first quarter of 2014.

     The following table sets our average sales prices, operating costs, royalty amounts and transportation costs for each of the periods indicated:

	Three Months Ended March 31,
	2014				2013
			Crude				Crude
	Natural Gas	NGLs	Oil	Total	Natural Gas	NGLs	Oil	Total
Area	(C$/mcf)	(C$/bbl)(1)	(C$/bbl)	(C$/boe)	(C$/mcf)	(C$/bbl)(1)	(C$/bbl)	(C$/boe)
Price(2)	C$6.06	C$96.78	C$92.19	C$46.25	C$3.41	C$87.14	C$80.73	C$31.62
Royalties	1.12	29.28	25.69	9.88	0.55	28.00	19.07	6.76
Operating costs(3)	N/A	N/A	N/A	11.89	N/A	N/A	N/A	9.79
Transportation costs	0.17	9.37	1.65	1.95	0.14	4.51	1.96	1.30
____________________

Notes:
(1)	Includes sulphur.

(2)	Includes third party processing fees.

(3)	A portion of our natural gas production is associated with crude oil production. As a result, per unit operating costs for each product reflect the allocation of certain common costs.

     Our operating costs per boe increased in the first quarter of 2014 compared to the same period of 2013, primarily as a result of lower production volumes. Transportation costs per boe in the period increased, primarily as a result of higher gas transmission rates and incremental sulphur shipping costs due to sales occurring “FOB” Vancouver versus at the plant gate through 2013.

     In November 2013, we entered into an agreement, referred to as the “Participation Agreement”, with an established oil and gas operator. Pursuant to the Participation Agreement, the third-party operator has committed to spending a minimum of C$50.0 million to drill a total of 12 net wells over an initial three-year term, with such drilling being primarily focused on our undeveloped oil and gas properties located in the Niton area of Alberta, Canada. Under the terms of the Agreement, the third-party operator will pay 100% of the costs required to drill and complete each well. If any of the initial 12 wells achieves continuous production, we may elect to: (i) participate for up to a 30% interest in the well by reimbursing the operator 25% of the costs of such well; or (ii) receive a 10% gross royalty on production. Additionally, any gas produced from a large proportion of these wells will be processed exclusively by our existing processing facility in the area. We believe that the transactions contemplated by the Participation Agreement provide us with the opportunity to further our undeveloped properties at minimal investment risk and, at the same time, provide a potential source of revenue expansion through royalty and processing arrangements. The operator commenced its program under the Participation Agreement in the first quarter of 2014.

   Merchant Banking

     Our merchant banking operations include merchant banking and financial services, third-party financing and other services, proprietary investing and our real property. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

     We use our financial and management expertise to add or unlock value within a relatively short time period. Our merchant banking activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time, sometimes taking more than one year. In addition, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers or through contractual arrangements with them, including off-take agreements. The investments we make in commodity producers are part of our merchant banking strategy. To a degree, our merchant banking and commodities and resources businesses supplement each other, which results in synergies in our overall business activities.

     Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our commodities and resources activities.

     We consider investment opportunities where: (i) our existing participation in the marketing and production of commodities provides expert insight; (ii) we can obtain a satisfactory return of future capital investment; and (iii) such investment integrates with our business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

     In addition, we utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arrange support of hedging and trading of materials, financing and risk management solutions.

     Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services and trade finance services to our customers.

     Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments upon their sale, the execution of an equity or debt restructuring or the completion of other forms of divestment.

   All Other

     Our all other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our China-based subsidiaries and providing medical services, equipment and supplies.

Cash Dividend

     In January 2011, we adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange, referred to as the “NYSE”, Composite Index for the preceding year plus 25 basis points. In 2011, 2012 and 2013, we declared and paid quarterly cash dividends aggregating $0.20, $0.22 and $0.24 per common share, respectively.

     On March 24, 2014, we declared an annual cash dividend for 2014 of $0.24 per common share, payable in quarterly instalments. The first instalment of $0.06 per common share was paid to shareholders on April 22, 2014.

Discussion of Operations

     The following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2014 and 2013 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes. As a result of adjustments made in the third quarter of 2013 during the measurement period for the acquisition of MFC Energy, certain expense accounts have been recast for the three months ended March 31, 2013. Please see Note 15 of our unaudited condensed consolidated financial statements for the three months ended March 31, 2014 for further information.

   General

     We are a global commodities supply chain company which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

     Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other trade companies engaged in commodities activities in Europe, Asia and globally.

     Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

     A majority of our revenues is derived from our global commodity supply chain operations. The remaining portions are generally derived from financial services, sales of properties and net gains on securities.

     We view our net book value per share as a key indicator of our overall financial performance. Our net book value as at the dated indicated is set forth below:

	March 31,	December 31,
	2014	2013
	(United States dollars in thousands,
	except per share amounts)
Net book value	$688,754	$699,570
Net book value per share	11.01	11.18

   Business Environment

     Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

     Our favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.

     While the global economic outlook has improved, ongoing global economic conditions and uncertainties, including slower economic growth in China and the current Ukraine crisis, continued to impact markets and cause significant volatility in commodity prices, which continued in the first quarter of 2014. For example, the steel sector has seen a drop in producer stocks, which has negatively impacted prices and supply chain volumes.

     Natural gas prices increased in the first quarter of 2014 with AECO monthly prices averaging approximately 54% higher than the comparative period of 2013 and approximately 51% higher than the fourth quarter of 2013. This was due to increased winter-weather demand for natural gas cause by a colder than normal winter and resulted in natural gas storage inventories falling below five-year lows in Canada. From time to time, we may enter into hedging transactions to manage pricing risks for our commodities. In December 2013, to hedge the volatility and the organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas swaps with a notional value of approximately $50 million. In January and February, as natural gas prices continued to rise, we increased our position using shorter-duration swaps. We continue to hold these hedging derivatives and, as of May 8, 2014, we were short approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39.

Results of Operations

   Summary of Quarterly Results

     The following tables provide selected unaudited financial information for the most recent eight quarters:

	March 31,	December 31,		September 30,	June 30,
	2014	2013		2013	2013
	(United States dollars in thousands,
	except per share amounts)
Net sales	$229,147	$220,707		$213,418	$166,974
Equity income	2,228	1,428		2,198	1,959
Total revenues	231,375	222,135		215,616	168,933
Net income (loss)(1)	5,801	(12,562	)(2)	6,977	6,811
Basic earnings (loss), per share	0.09	(0.20	)(2)	0.11	0.11
Diluted earnings (loss), per share	0.09	(0.20	)(2)	0.11	0.11
____________________

Notes:
(1)	Net income attributable to our shareholders.

(2)	Includes an impairment to interests in resource projects of $6.1 million.

	March 31,	December 31,		September 30,		June 30,
	2013	2012		2012(1)		2012
	(United States dollars in thousands,
	except per share amounts)
Net sales	$205,732	$110,416		$118,597		$104,445
Equity income	1,522	1,347		1,515		1,706
Total revenues	207,254	111,763		120,112		106,151
Net income (loss)(2)	8,439	(45,498	)(3)	217,637	(4)	11,061
Basic earnings (loss), per share	0.13	(0.73	)(3)	3.48	(4)	0.18
Diluted earnings (loss), per share	0.13	(0.73	)(3)	3.48	(4)	0.18
____________________

Notes:
(1)	We commenced consolidation of MFC Energy’s operations from September 7, 2012.

(2)	Net income attributable to our shareholders.

(3)	Includes a total impairment and write-down of $48.2 million, or $0.77 per share on a basic and diluted basis, net of income tax recovery, on a subsidiary in India, which was subsequently sold in 2013.

(4)	Includes a bargain purchase of $216.3 million, or $3.46 per share on a basic and diluted basis in connection with the acquisition of MFC Energy. The bargain purchase arose as the consideration under the transaction was less than the fair market value of the net identifiable assets acquired. Includes measurement period adjustments for the acquisition of MFC Energy.

   Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

     The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Three Months Ended March 31,
	2014	2013(1)
	(United States dollars in thousands,
	except per share amounts)
Net sales	$229,147	$205,732
Gross revenues	231,375	207,254
Costs and expenses	218,620	197,214
Costs of sales	197,549	177,677
Selling, general and administrative expenses	17,375	15,856
Finance costs	3,696	3,681
Income from operations	12,755	10,040
Net income(2)	5,801	8,439
Earnings per share:
Basic	0.09	0.13
Diluted	0.09	0.13
____________________

Notes:
(1)	Includes measurement period adjustments related to the acquisition of MFC Energy.

(2)	Net income attributable to our shareholders.

     The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Three Months Ended March 31,
	2014	2013
	(United States dollars in thousands)
Gross Revenues:
Commodities and resources	$221,038	$199,288
Merchant banking	3,268	3,564
All other	7,069	4,402
	$231,375	$207,254

     The following charts illustrate our revenues by business segment and geographic distribution in the three months ended March 31, 2014:

Revenues by Business Segment	Revenues by Region

     Based upon the average exchange rates for the first quarter of 2014, the United States dollar decreased by approximately 3.7% and increased by approximately 9.4% in value against the Euro and the Canadian dollar, respectively, compared to the average exchange rates for the same period in 2013. As at March 31, 2014, the United States dollar had increased by approximately 0.01% against the Euro and 3.9% against the Canadian dollar since December 31, 2013.

     Revenues for the first quarter of 2014 increased to $231.4 million (consisting of net sales of $229.1 million and equity income from medical joint ventures of $2.2 million) from $207.3 million (consisting of net sales of $205.7 million and equity income of $1.5 million) in the same period of 2013, primarily as a result of an overall increase in commodity revenues (see below), including as a result of an increase in natural gas prices. As the Euro was relatively stable during the first quarter of 2014, currency fluctuations had no material impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

     Revenues for our commodities and resources business were $221.0 million for the first quarter of 2014, compared to $199.3 million in the same period in 2013, primarily as a result of higher natural gas prices during the period and increased revenues from wood products, which were partially offset by lower revenues from our royalty interest, the negative impact of the higher U.S. dollar against the Canadian dollar and decreased revenues from steel products.

     During the first quarter of 2014, gross revenues generated by our royalty decreased to approximately $3.0 million from approximately $3.5 million in the same period in 2013. This decrease in gross royalty revenues was mainly attributable to a lower tonnage of shipments as a result of severe winter conditions and the idling of the Wabush mine during the period. A total of 349,978 million tons and 392,735 million tons of iron ore products were shipped during the first quarter of 2014 and 2013, respectively.

     In the first quarter of 2014, the operator of the Wabush mine announced that it planned to idle production of the mine by the end of the quarter as a result of increased costs and the lower iron or pricing environment. The operator subsequently announced that the mine had been idled during the period. Our management reviewed related information and performed a sensitivity analysis on the expected future cash flows from our royalty interest. The primary factor which impacts the recoverable amount is the duration of the idle period of the mine. Using a base case, which assumes the mine will recommence production by 2016, we concluded that an impairment charge was not required as at March 31, 2014. Revenues from our royalty interest will be lower while the mine is idled and, at this time, we cannot predict when and if production will recommence at the mine.

     Revenues for our merchant banking business were $3.3 million for the first quarter of 2014, compared to $3.6 million for the same period in 2013.

     Revenues for our all other segment were $7.1 million for the first quarter of 2014, compared to $4.4 million for the same period in 2013.

     Costs of sales increased to $197.5 million during the first quarter of 2014 from $177.7 million for the same period in 2013, primarily as a result of an increase in net sales. The following is a breakdown of our costs of sales for each of the periods indicated:

	Three Months Ended March 31,
	2014	2013
	(United States dollars in thousands)
Commodities and resources	$193,630	$180,184
Credit losses recovery on loans and receivables	—	(62)
Loss (gain) on derivative contracts, net	1,161	(482)
Market value decrease (increase) on commodities	153	(3,770)
Other	2,605	1,807
Total cost of sales	$197,549	$177,677

     The loss on derivative contracts of $1.2 million in the first quarter of 2014 included an unrealized mark-to-market loss of $3.1 million on our natural gas hedges as of March 31, 2014 (see “Business Environment”), which loss decreased to $1.4 million as of May 14, 2014.

     Selling, general and administrative expenses increased to $17.4 million for the first quarter of 2014 from $15.9 million for the same period of 2013.

     In the first quarter of 2014, we recognized a net foreign currency transaction loss of $3.8 million (of which $2.8 million were non-cash and arose from our intercompany receivables and payables because our companies have different functional currencies), compared to a gain of $0.4 million in the same period of 2013. A substantial amount of the exchange loss in the current period was attributable to an intercompany settlement pursuant to an effective tax planning strategy.

     We recognized an income tax expense (other than resource property revenue taxes) of $1.9 million during the first quarter of 2014, compared to $0.9 million during the same period of 2013. Our statutory tax rate was 26% during the first quarter of 2014, compared to 25% during the same period of 2013, and our effective tax rates are lower than our statutory tax rates in the current period. The income tax paid in cash (excluding resource property revenue taxes) during the first quarter of 2014 was $1.0 million, compared to $0.6 million in the same period of 2013.

     We recognized resource property revenue taxes of $0.6 million during the first quarter of 2014, compared to $0.7 million during the same period of 2013. The resource property revenues tax rate was 20% on our gross royalty revenue, deducted at source, which is reduced by 20% of deductible expenses.

     Overall, we recognized an income tax expense of $2.5 million (provision for income taxes of $1.9 million and resource property revenue taxes of $0.6 million) during the first quarter of 2014, compared to $1.6 million (provision for income taxes of $0.9 million and resource property revenue taxes of $0.7 million) in the same period of 2013.

     In the first quarter of 2014, our income attributable to shareholders was $5.8 million, or $0.09 per share on a basic and diluted basis, compared to $8.4 million, or $0.13 per share on a basic and diluted basis, for the same period in 2013.

Liquidity and Capital Resources

   General

     Liquidity is of importance to companies in our businesses, as insufficient liquidity often results in underperformance.

     Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders; (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and (iii) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

     Consistent with others in our industry, we monitor capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations.

     The following table sets forth the calculation of our debt-to-adjusted capital ratio as at the dates indicated:

	March 31,	December 31,
	2014	2013
	(United States dollars in thousands)
Total long-term debt	$234,414	$234,740
Less: cash and cash equivalents	(356,164)	(332,173)
Net debt (net cash and cash equivalents)	(121,750)	(97,433)
Shareholders’ equity	688,754	699,570
Debt-to-adjusted capital ratio	Not applicable	Not applicable

     There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at March 31, 2014 and December 31, 2013. The debt-to-adjusted capital ratios as at March 31, 2014 and December 31, 2013 were not applicable as we had a net cash and cash equivalents balance.

     The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	March 31,	December 31,
	2014	2013
	(United States dollars in thousands)
Long-term debt, less current portion	$189,704	$189,871
Shareholders’ equity	688,754	699,570
Long-term debt-to-equity ratio	0.28	0.27

     During the first quarter of 2014, our strategy, which remained unchanged from the prior period, was to maintain our debt-to-adjusted capital ratio and long-term debt-to-equity ratio at low levels. We had a net cash and cash equivalent balance after deduction of total debt. Our long-term debt-to-equity ratio was 0.28 and 0.27 as at March 31, 2014 and December 31, 2013, respectively.

   Financial Position

     The following table sets out our selected financial information as at the dates indicated:

	March 31,	December 31,
	2014	2013
	(United States dollars in thousands)
Cash and cash equivalents	$356,164	$332,173
Short-term cash deposits	192	4,381
Short-term securities	2,604	2,068
Trade receivables	145,896	115,678
Other receivables	29,203	30,409
Inventories	96,618	88,844
Assets held for sale	95,563	97,344
Real estate for sale	14,740	12,676
Deposits, prepaid and other assets	46,029	27,136
Total assets	1,384,010	1,318,598
Working capital	401,044	396,312
Short-term bank borrowings	221,488	129,783
Debt, current portion	44,710	44,869
Long-term debt, less current portion	189,704	189,871
Decommissioning obligations	108,726	105,854
Shareholders’ equity	688,754	699,570

     We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

     As at March 31, 2014, cash and cash equivalents were $356.2 million, compared to $332.2 million as at December 31, 2013. The increase in cash was primarily a result of the consolidation of Elsner. We had assets held for sale of $95.6 million as at March 31, 2014, representing certain non-core natural gas assets and investment property, compared to $97.3 million as at December 31, 2013. As at March 31, 2014, short-term securities increased to $2.6 million from $2.1 million as at December 31, 2013. Trade receivables and other receivables were $145.9 million and $29.2 million, respectively, as at March 31, 2014, compared to $115.7 million and $30.4 million, respectively, as at December 31, 2013. The value of our inventories increased to $96.6 million as at March 31, 2014, from $88.8 million as at December 31, 2013. The increase in inventories was primarily due to the consolidation of Elsner. The value of real estate held for sale was $14.7 million as at March 31, 2014, compared to $12.7 million as at December 31, 2013. The value of deposits, prepaid and other assets was $46.0 million as at March 31, 2014, compared to $27.1 million as at December 31, 2013. The increase was primarily a result of the consolidation of Elsner. As at March 31, 2014, we had short-term cash deposits of $0.2 million, compared to $4.4 million as at December 31, 2013. The decrease in short-term cash deposits was primarily a result of the maturity of short-term cash deposits in the first quarter of 2014.

     As at March 31, 2014, we have liabilities relating to assets held for sale of $11.6 million, primarily relating to decommissioning obligations associated with such assets.

     Our short-term borrowings increased to $221.5 million as at March 31, 2014 from $129.8 million as at December 31, 2013, primarily as a result of the consolidation of Elsner in the first quarter of 2014.

   Short-Term Bank Loans and Facilities

     As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured solutions activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

     As at March 31, 2014, we had credit facilities aggregating $607.8 million comprised of: (i) unsecured revolving credit facilities aggregating $337.2 million from banks; (ii) revolving credit facilities aggregating $47.9 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of $130.9 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $53.9 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

   Long-Term Debt

     Other than lines of credit drawn, as at March 31, 2014, the maturities of long-term debt were as follows:

Maturity	Principal	Interest	Total
	(United States dollars in thousands)
12 months	$44,710	$5,355	$50,065
12 – 24 months	33,071	4,830	37,901
24 – 26 months	71,756	3,649	75,405
36 – 48 months	30,072	2,201	32,273
48 – 60 months	26,484	1,398	27,882
Thereafter	28,321	1,043	29,364
	$234,414	$18,476	$252,890

     We expect our maturing debt to be satisfied primarily through the settlement of underlying commodities transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flow from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements. Subsequent to March 31, 2014, we entered into additional credit agreements in connection with the power project at our sour gas processing plant in Alberta, Canada. Please see “Recent Developments – Natural Gas Power Project” for further information.

   Cash Flows

     Due to the number of the businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long term debt earlier in this section.

     The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

     Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.

   Cash Flows from Operating Activities

     Operating activities provided cash of $31.3 million in the first quarter of 2014, compared to providing cash of $28.4 million in the same period of 2013. An increase in short-term bank borrowings for day-to-day business requirements provided cash of $34.7 million, compared to $36.0 million in the same period of 2013. A decrease in inventories provided cash of $15.1 million in the first quarter of 2014, compared to an increase in inventories using cash of $10.9 million in the same period of 2013. An increase in receivables used cash of $8.4 million in the first quarter of 2014, compared to a decrease in receivables providing cash of $6.9 million in the same period of 2013. A decrease in accounts payable and accrued expenses used cash of $27.0 million in the first quarter of 2014, compared to $18.4 million in the same period of 2013. A decrease in short-term cash deposits provided cash of $4.2 million during the first quarter of 2014, compared to $nil during the same period of 2013. A decrease in decommissioning obligations used cash of $0.5 million in the first quarter of 2014, compared to $0.6 million in the same period of 2013. An increase in deposits, prepaid and other used cash of $0.6 million in the first quarter of 2014, compared to a decrease providing cash of $3.1 million in 2013. An increase in restricted cash used cash of $0.7 million in the first quarter of 2014, compared to a decrease providing cash of $0.6 million in the same period of 2013. An increase in accrued pension assets, net of obligations, used cash of $0.3 million in the first quarter of 2014, compared to $0.1 million in the same period of 2013. Other items provided cash of $0.5 million in the first quarter of 2014, compared to $1.2 million in the same period of 2013. Changes in short-term securities provided cash of $85,000 during the first quarter of 2014, compared to $42,000 in the same period of 2013.

   Cash Flows from Investing Activities

     Investing activities provided cash of $20.4 million in the first quarter of 2014, primarily in connection with Elsner, compared to $3.3 million in the first quarter of 2013. The acquisition of Elsner, net of cash acquired, provided cash of $20.4 million in the first quarter of 2014, compared to $nil in the same period of 2013. Purchases of hydrocarbon assets, net of sales, used cash of $1.3 million in the first quarter of 2014, compared to sales of hydrocarbon assets, net of purchases, providing cash of $0.2 million in the same period of 2013. Purchases of long-term securities used cash of $0.2 million in the first quarter of 2014, compared to $1.1 million in the same period of 2013. Purchases of property, plant and equipment, net of sales, used cash of $0.3 million in the first quarter of 2014, compared to $1.1 million in the same period of 2013. Other items provided cash of $1.9 million in the first quarter of 2014 and 2013, respectively.

   Cash Flows from Financing Activities

     Net cash used by financing activities was $23.1 million in the first quarter of 2014, compared to providing cash of $38.1 million in the same period of 2013. A net decrease in debt used cash of $0.3 million in the first quarter of 2014, compared to a net increase of debt providing cash of $44.4 million in the same period of 2013. A repayment to a customer used cash of $22.2 million in the first quarter of 2014, compared to $nil in the same period of 2013. Dividends paid to non-controlling interests used cash of $0.7 million in the first quarter of 2014, compared to $nil in the same period of 2013.

   Future Liquidity

     We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

   Foreign Currency

     Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

     Our reporting currency is the United States dollar. We translate subsidiaries’ assets and liabilities into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues is received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period.

     In the first quarter of 2014, we reported a net $13.3 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a loss of $4.5 million in the same period of 2013. The increase in the first quarter of 2014 was primarily a result of a weaker Canadian dollar against the United States dollar.

   Contractual Obligations

     The following table sets out our contractual obligations and commitments as at December 31, 2013 in connection with our long-term liabilities:

	Payments Due by Period(1)
	(United States dollars in thousands)
	Less than		3 – 5	More than
Contractual Obligations(2)(3)	1 Year	1 – 3 Years	Years	5 Years	Total
Long-term debt obligations	$51,556	$114,504	$60,949	$29,656	$256,665
Operating lease obligations	1,983	2,018	905	192	5,098
Purchase obligations	14,909	1,390	58	—	16,357
Puttable Instruments	—	3,936	—	—	3,936
Total	$68,448	$121,848	$61,912	$29,848	$282,056
____________________

Notes:
(1)	Undiscounted.

(2)	The table does not include non-financial instrument liabilities and guarantees.

(3)	The table does not include provisions for decommissioning obligations.

     There have been no significant changes to the foregoing since December 31, 2013, with the exception of $60.2 million of obligations relating to our consolidation of Elsner, which amounts come due in 2014. Additionally, subsequent to March 31, 2014, we entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at our sour gas processing plant in Alberta, Canada. Please see “Recent Developments – Natural Gas Power Project” for further information.

     Please see “Long-Term Debt” for further information and an update regarding our long-term debt obligations.

   Risk Management

     Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

   Inflation

     We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

     The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

     Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1B to our audited consolidated financial statements for the year ended December 31, 2013 for a discussion of the significant accounting policies.

     The following accounting policies are the most important to our ongoing financial condition and results of operations:

   Inventories

     Our inventories consist of raw materials, work-in-progress and finished goods.

     In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price and such differences could be material.

   Receivables

     Receivables are financial instruments that are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. As at March 31, 2014, we had recognized receivables (including trade and other receivables) aggregating $175.1 million.

   Valuation of Securities

     Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

     Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security has experienced a decline in value, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We also consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee’s financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

     Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

   Impairment of Non-Financial Assets

     We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

   External sources of information

(a)	during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

   Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

   Provisions for Decommissioning Obligations

     Our provisions for decommissioning obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by us.

     Changes in decommissioning obligations are recorded with a corresponding change to the carrying amounts of related properties. Adjustments to the carrying amounts of related properties can result in a change to future depletion expense.

   Income Taxes

     Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

     We currently have deferred tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

     We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

  the history of the tax loss carry-forwards and their expiry dates;

  future reversals of temporary differences;

  our projected earnings; and

  tax planning opportunities.

     On the reporting date, we also reassess unrecognized deferred tax assets. We recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

     We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

     IFRIC 21, Levies, provides the following guidance on recognition of a liability to pay levies:

  The liability is recognized progressively if the obligating event occurs over a period of time.

  If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

     The same recognition principles are applied in interim financial reports. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014. The application of this new standard did not have significant impacts on our consolidated financial statements.

     IFRS 9, Financial Instruments, referred to as “IFRS 9”, was published in November 2009 and contained requirements for financial assets. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from International Accounting Standard 39, Financial Instruments: Recognition and Measurement. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. The IASB decided that a mandatory date of January 1, 2015 would not allow sufficient time for entities to prepare to apply the new standard because the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, the IASB decided that a new date should be decided upon when the entire IFRS 9 project is closer to completion. The amendments made to IFRS 9 in November 2013 remove the mandatory effective date from IFRS 9. However, entities may still choose to apply IFRS 9 early and management has decided not to early apply IFRS 9.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

     We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities and resources activities. As of March 31, 2014, we had issued guarantees of up to a maximum of $40.7 million, of which $30.4 million were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Transactions with Related Parties

     Other than as disclosed herein, to the best of our knowledge, since January 1, 2013, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

     In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are made in arm’s length transactions at normal market prices and on normal commercial terms.

     In addition to transactions disclosed elsewhere in our unaudited financial statements for the three months ended March 31, 2014, we had the following transactions with affiliates during the first quarter of 2014:

(United States
dollars in thousands)
Net sales	$351
Royalty expense paid and payable	(70)
Reimbursement of office and expenses at cost to a director(1)	(49)
____________________

Note:
(1)	The director provides office space and services to us at cost.

     As at March 31, 2014, we had $0.4 million of trade receivables due from affiliates arising in the normal course of business.

Financial and Other Instruments

     We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

     We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

     Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

     Please refer to Note 36 of our annual consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2013.

Outstanding Share Data

     Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the NYSE under the symbol “MIL”. As of March 31, 2014, we had 62,552,126 common shares, 2,580,000 stock options and no share purchase warrants issued and outstanding.

Disclosure Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as “NI 52-109”, as at March 31, 2014. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Acquired Business

     As described herein, in the first quarter of 2014, we acquired Elsner, which has been excluded from management’s report on internal control over financial reporting as there was not sufficient time to complete an assessment of the internal controls of such businesses between the date of the acquisition and the date of management’s assessment of internal controls. We consolidated Elsner from March 31, 2014 and it represents less than 10% of each of our total assets and net assets as of, and less than 5% of each of our net revenues and net income for the three months ended, March 31, 2014. See “Recent Developments” for further information.

Changes in Internal Control over Financial Reporting

     We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by NI 52-109.

     Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2014. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992).

     As previously reported in our annual report on Form 20-F and Management’s Discussion and Analysis for the year ended December 31, 2013, in connection with the preparation of our financial statements for such period, our management had identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting were related to our acquisitions of MFC Energy, MFCR and Possehl. These entities have significant operations and had accounting systems in place that differ from ours. As a result, as at December 31, 2013, we had determined that we did not maintain effective control over: (i) the period end financial reporting process with respect to such new subsidiaries; and (ii) the design and implementation of formal processes at the entity level to address risks critical to financial reporting with respect to the monitoring of controls, the control environment and information and communication following the integration of the new subsidiaries. These control deficiencies resulted in significant audit adjustments to net income, comprehensive loss, the statement of financial position and the related disclosures in our consolidated financial statements for the years ended December 31, 2013 and 2012.

     We have taken the following actions to remediate the underlying causes of the identified material weaknesses and implemented remediation plans to address any issues, including, among other things:

  implemented strengthened integration procedures across all recently acquired entities;

  appointed a new Chief Financial Officer whose priority is to develop and implement the remediation plan for the material weaknesses noted above;

  appointed additional accounting personnel for MFC Energy to strengthen its reporting team; and

  increased coordination and monitoring of internal control integration by management in respect of new subsidiaries.

     Based on these actions, management concluded that, as of March 31, 2014, the material weaknesses in our internal control over financial reporting had been effectively remediated.

     Management has concluded that, as of March 31, 2014, our company’s internal control over financial reporting was effective.

     Other than as described above, there were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Legal Proceedings

     We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the 2006 to 2010 taxation years. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations.

Risk Factors

     Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

     Forward-looking statements include statements regarding:

  future growth;

  futures results of operations, performance, business prospects and opportunities;

  our markets;

  production, demand and prices for products and services, including iron ore, hydrocarbons and other commodities;

  capital expenditures;

  the economy;

  the planned integration of newly acquired entities;

  the anticipated benefits of new projects; and

  derivatives.

     You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2013. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

     In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2013 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

   Our financial results may fluctuate substantially from period to period.

     We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

   Our earnings and, therefore, our profitability may be affected by commodities price volatility.

     The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, hydrocarbons and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore and natural gas interests are directly connected to the prices of such commodities. There are many factors influencing the price of metals, hydrocarbons and other commodities, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, hydrocarbons, plastics, metals and other commodities may adversely affect our operating results.

   A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

     Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.

     Global prices for our commodities are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our commodities, including iron ore, used in steel production is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.

     Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

   The global commodity supply chain and merchant banking businesses are highly competitive.

     All aspects of the global commodity supply chain and merchant banking businesses are highly competitive and we expect them to remain so.

     Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to commodities supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

     The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure on our businesses.

     If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

   The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to reserves. The operator’s failure to perform or other operating decisions operator, including scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

     The commodities and resources segment of our business includes our indirect royalty interest in the Wabush iron ore mine. The revenue derived from the interest is based on production generated by the mine’s third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine and decisions about the marketing of products extracted from the mine. The interests of the operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the operator may, in many cases, take a more cautious approach to development, as it is at risk with respect to the cost of development and operations. Similarly, we will be dependent upon the financial viability and operational effectiveness of the operator and/or the mine. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

     In the first quarter of 2014, the operator of the Wabush iron ore mine announced that it planned to idle production of the mine by the end of the quarter as a result of increased costs and the lower iron ore pricing environment and subsequently announced that the mine was idled during the quarter. If production operations at the mine are not recommenced by the operator, our royalty income from this interest will consist of minimum payments of C$3.25 million per year.

     To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

     In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received an NI 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of reserves at the mine.

   The profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply.

     Our global commodity supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

   We may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth.

     In order to grow our business, we may seek to acquire, merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

   Strategic investments, acquisitions, joint ventures or our entry into new business areas may result in additional risks and uncertainties in our business.

     We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

     Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and investment banking fees) could significantly impact our operating results.

     Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of these businesses.

     Furthermore, any acquisitions of businesses or facilities, including our recent acquisition of MFC Energy, could entail a number of risks, including:

  problems with the effective integration of operations;

  inability to maintain key pre-acquisition business relationships;

  increased operating costs;

  exposure to substantial unanticipated liabilities;

  difficulties in realizing projected efficiencies, synergies and cost savings;

  the risks of entering markets in which we have limited or no prior experience; and

  the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

     In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

   The industries in which we operate may be affected by disruptions beyond our control.

     Our global commodity supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining, processing and hydrocarbon operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines or wells, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular assets for varying periods. In addition, smelting, refining, mining, processing and hydrocarbon operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

   Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

     Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any such counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

   Larger and more frequent capital commitments in our global commodity supply chain business increase the potential for significant losses.

     We may enter into large transactions in which we commit our own capital as part of our global commodity supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

   We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

     We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our trading and merchant banking activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

   Our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

     We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

   Derivative transactions may expose us to unexpected risk and potential losses.

     We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. Such derivative transactions may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events or unforeseen circumstances may create losses from risks not appropriately taken into account in the structuring and/or pricing of a derivative transaction. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

   Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

     Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

   Our operations and infrastructure may malfunction or fail.

     Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

   The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond our control.

     Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, they may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company’s resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary for operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

   Our natural gas and related operations are subject to inherent risks and hazards.

     There are many operating risks and hazards inherent in exploring for, producing, processing, and transporting natural gas and oil. Drilling operations may encounter unexpected formations or pressures that could cause damage to equipment or personal injury and fires, explosions, blowouts, spills, or other accidents may occur. Additionally, we could experience interruptions to, or the termination of, drilling, production, processing, and transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity, or other geological and mechanical conditions. Any of these events that result in a shutdown or slowdown of operations would adversely affect our business. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

   Mineral resource calculations are only estimates.

     Any figures presented for mineral resources in this document are only estimates. There are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation. No assurance can be given that any mineral resource estimates will be ultimately reclassified as reserves.

   Estimates of natural gas and oil reserves involve uncertainty.

     Estimates of natural gas and oil reserves involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that an oil and gas reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.

     Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of such commodities, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production and governmental and other regulatory factors, such as taxes, royalty rates, and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.

   Our natural gas and other hydrocarbon production may decline in the future as a result of declines in reserves.

     The rate of production from our natural gas and oil properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance or identify additional reserves, our proved reserves will decline materially as natural gas, NGLs and oil are produced. Accordingly, to the extent we are not successful in replacing such production, our future revenues will decline.

     Creating and maintaining an inventory of prospects for future production depends on many factors, including:

  obtaining rights to explore for, develop and produce hydrocarbons in promising areas;

  drilling success;

  the ability to complete long lead-time, capital-intensive projects timely and on budget;

  the ability to find or acquire additional proved reserves at acceptable costs; and

  the ability to fund such activity.

   Our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

     All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

     Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     We may not be fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

   Future environmental and reclamation obligations respecting our resource properties and interests may be material.

     We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. It is not possible for us to predict our ability to fully fund the cost of all of our future environmental, abandonment and reclamation obligations. We expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life. There are significant uncertainties related to decommissioning obligations, and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates. The main factors that could cause expected cash flows to change are:

  changes to laws and legislation;

  construction of new facilities;

  changes in the reserve estimates and the resulting amendments to the life of the reserves for our hydrocarbon operations; and

  changes in technology.

   We or the operators of our current and any future resource interests may not be able to secure required permits and licenses.

     Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development or other resource operations.

   There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

     There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.

   Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

     Liquidity, or ready access to funds, is essential to companies engaged in commodities trading and financing and merchant banking. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our commodities and resources business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

   We may substantially increase our debt in the future.

     It may be necessary for us to obtain financing with banks or financial institutions to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed, including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends, may impose additional constraints on our business operations and our financial strength.

   As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow.

     In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

   We are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation.

     We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking activities.

     We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

   We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.

     Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.

   We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations.

     We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited, and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

   Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

     Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us, and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in commodities trading, financing and merchant banking and for the acquisition of royalties, similar interests or resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

   We conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.

     As we operate internationally, we are subject to the United States Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

   Employee misconduct could harm us and is difficult to detect and deter.

     It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

   We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

     The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

General Risks Faced by Us

   Investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

     Our constating documents authorize the issuance of our common shares, Class A common shares and Class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

   Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

     Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, limiting the persons who may call special meetings of shareholders and the adoption of an advance notice policy. Our Articles also provide for a classified board of directors with staggered, three-year terms. In March 2014, our board of directors determined to declassify our board structure and it is intended that amendments to our Articles in connection therewith will be presented to our shareholders for approval at our next annual general meeting. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

     We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

March 31, 2014

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

     In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Industrial Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2014.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

     The preparation of accompanying interim condensed consolidated statements of financial position of MFC Industrial Ltd. as at March 31, 2014 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Industrial Ltd.

     The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(United States Dollars in Thousands)

	March 31,	December 31,
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$356,164	$332,173
Short-term cash deposits	192	4,381
Securities	2,604	2,068
Restricted cash	989	312
Trade receivables	145,896	115,678
Other receivables	29,203	30,409
Inventories	96,618	88,844
Real estate held for sale	14,740	12,676
Deposits, prepaid and other	46,029	27,136
Assets held for sale	95,563	97,344
Total current assets	787,998	711,021
Non-current Assets
Securities	2,632	2,465
Securities, restricted	229	—
Equity method investments	24,825	24,366
Property, plant and equipment	92,249	94,493
Interests in resource properties	355,551	359,822
Hydrocarbon probable reserves	72,428	75,267
Hydrocarbon unproved lands	30,042	31,354
Accrued pension assets, net	1,896	1,259
Deferred income tax assets	15,572	17,941
Other	588	610
Total non-current assets	596,012	607,577
	$1,384,010	$1,318,598
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$221,488	$129,783
Debt, current portion	44,710	44,869
Account payables and accrued expenses	101,959	126,649
Dividends payable	3,753	—
Income tax liabilities	3,411	1,891
Liabilities relating to assets held for sale	11,633	11,517
Total current liabilities	386,954	314,709
Long-term Liabilities
Debt, less current portion	189,704	189,871
Deferred income tax liabilities	3,533	3,571
Decommissioning obligations	108,726	105,854
Puttable instrument financial liabilities	4,046	3,936
Other	2,269	916
Total long-term liabilities	308,278	304,148
Total liabilities	695,232	618,857
Equity
Capital stock, fully paid	383,116	383,116
Treasury stock	(68,980)	(68,980)
Contributed surplus	13,037	13,037
Retained earnings	400,496	398,448
Accumulated other comprehensive loss	(38,915)	(26,051)
Total shareholders’ equity	688,754	699,570
Non-controlling interests	24	171
Total equity	688,778	699,741
	$1,384,010	$1,318,598

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2014	2013
		(Recast – Note 15)
Net sales	$229,147	$205,732
Equity income	2,228	1,522
Gross revenues	231,375	207,254

Costs and Expenses:
Costs of sales	197,549	177,677
Selling, general and administrative	17,375	15,856
Finance costs	3,696	3,681
	218,620	197,214

Income from operations	12,755	10,040

Other items:
Exchange differences on foreign currency transactions	(3,833)	399
Change in fair value of puttable instrument financial liabilities	(110)	(229)

Income before income taxes	8,812	10,210
Income tax expense:
Income taxes	(1,931)	(874)
Resource property revenue taxes	(582)	(711)
	(2,513)	(1,585)
Net income for the period	6,299	8,625
Net income attributable to non-controlling interests	(498)	(186)
Net income attributable to owners of the parent company	$5,801	$8,439

Basic earnings per share	$0.09	$0.13
Diluted earnings per share	$0.09	$0.13

Weighted average number of common shares outstanding
— basic	62,552,126	62,552,126
— diluted	62,552,212	63,038,071

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

	2014	2013
		(Recast – Note 15)
Net income for the period	$6,299	$8,625
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial
statements of foreign operations and U.S. dollar reporting	(13,326)	(4,473)
Net fair value gain on available-for-sale securities	168	177
Remeasurement of net defined benefit assets or liabilities	305	16
	(12,853)	(4,280)
Total comprehensive (loss) income for the period	(6,554)	4,345
Comprehensive income attributable to non-controlling interests	(509)	(186)
Comprehensive (loss) income attributable to owners of the parent company	$(7,063)	$4,159
Other comprehensive income (loss), net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$3,488	$2,575
will be reclassified subsequently to profit or loss when specific
conditions are met	(16,341)	(6,855)
	$(12,853)	$(4,280)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock				Comprehensive Income
					Contributed
					Surplus,		Available-	Defined	Currency	Share-	Non-
	Number		Number		Share-based	Retained	for-Sale	Benefit	Translation	holders	controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Securities	Obligations	Adjustment	Equity	Interests	Equity
Balance at December 31, 2013	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$398,448	$81	$2,330	$(28,462)	$699,570	$171	$699,741
Net income	—	—	—	—	—	5,801	—	—	—	5,801	498	6,299
Dividends payable	—	—	—	—	—	(3,753)	—	—	—	(3,753)	(656)	(4,409)
Net fair value gain	—	—	—	—	—	—	168	—	—	168	—	168
Net gain on remeasurements	—	—	—	—	—	—	—	305	—	305	—	305
Net exchange differences	—	—	—	—	—	—	—	—	(13,337)	(13,337)	11	(13,326)
Balance at March 31, 2014	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$400,496	$249	$2,635	$(41,799)	$688,754	$24	$688,778

Balance at December 31, 2012	67,132,106	$382,746	(4,579,980)	$(68,610)	$13,037	$399,574	$(119)	$961	$2,998	$730,587	$6,188	$736,775
Net income	—	—	—	—	—	8,439	—	—	—	8,439	186	8,625
Dividends paid	—	—	—	—	—	(3,753)	—		—	(3,753)	—	(3,753)
Issuance of preferred shares	369,830	370	(369,830)	(370)	—	—	—	—	—	—	—	—
Net fair value gain	—	—	—	—	—	—	177	—	—	177	—	177
Net gain on remeasurements	—	—	—	—	—	—	—	16	—	16	—	16
Net exchange differences	—	—	—	—	—	—	—	—	(4,473)	(4,473)	—	(4,473)
Balance at March 31, 2013
(Recast – Note 15)	67,501,936	$383,116	(4,949,810)	$(68,980)	$13,037	$404,260	$58	$977	$(1,475)	$730,993	$6,374	$737,367

	Owners
Total Comprehensive	of the	Non-
Income (Loss) for the	Parent	Controlling
Three Months Ended March 31:	Company	Interests	Total
2014	$(7,063)	$509	$(6,554)
2013	$4,159	$186	$4,345

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands)

	2014	2013
		(Recast – Note 15)
Cash flows from operating activities:
Net income	$6,299	$8,625
Adjustments for:
Amortization, depreciation and depletion	5,185	7,718
Exchange differences on foreign currency transactions	3,833	(399)
Gain on short-term securities, net	(621)	(796)
Gain on available-for-sale and other securities, net	—	(177)
Deferred income taxes	1,364	386
Equity income	(2,228)	(1,522)
Market value decrease (increase) on commodity inventories	153	(3,770)
Change in fair value of puttable instrument financial liabilities	110	229
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	4,189	—
Short-term securities	85	42
Restricted cash	(676)	564
Receivables	(8,410)	6,934
Inventories	15,148	(10,853)
Deposits, prepaid and other	(565)	3,078
Assets held for sale	—	110
Short-term bank borrowings	34,655	36,042
Account payables and accrued expenses	(26,957)	(18,428)
Income tax liabilities	3	160
Decommissioning obligations	(473)	(604)
Accrued pension assets, net of obligations	(274)	(135)
Other	516	1,171
Cash flows provided by continuing operating activities	31,336	28,375
Cash flows from continuing investing activities:
Purchases of property, plant and equipment, net of proceeds from sales	(282)	(1,077)
Purchases of hydrocarbon assets, net of proceeds from sales	(1,265)	171
Purchases of long-term investments	(240)	(1,100)
Proceeds from sales of long-term investments	—	3,431
Acquisition of subsidiaries, net of cash acquired	20,351	—
Other	1,865	1,857
Cash flows provided by continuing investing activities	20,429	3,282
Cash flows from continuing financing activities:
Debt repayment	(312)	—
Debt borrowing	—	44,423
Reduction in facility term financing	—	(2,574)
Repayment to a customer	(22,166)	—
Dividends paid to shareholders	—	(3,753)
Dividends paid to non-controlling interests	(656)	—
Cash flows (used in) provided by continuing financing activities	(23,134)	38,096
Exchange rate effect on cash and cash equivalents	(4,640)	(1,757)
Increase in cash and cash equivalents	23,991	67,996
Cash and cash equivalents, beginning of period	332,173	273,790
Cash and cash equivalents, end of period	$356,164	$341,786

Cash and cash equivalents at end of period consisted of:
Cash	$266,129	$280,975
Money market and highly liquid funds	90,035	60,811
	$356,164	$341,786

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 1. Nature of Business

       MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. The primary business of MFC Industrial is the commodity supply chain business, which is globally focused. The Company, through its subsidiaries, sources, produces, processes, transports, finances, assesses risk and warehouses these commodities for producers and customers.

       In March 2014, MFC Industrial, through its Austrian subsidiary, acquired a 100% interest in F.J. Elsner & Co. GmbH (“Elsner”), a global commodity company focused on steel and related products (see Note 4). The Company consolidated the operations of Elsner group since March 31, 2014.

Note 2. Basis of Presentation and Significant Accounting Policies

       These condensed consolidated financial statements contained herein include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The presentation currency of these consolidated financial statements is the United States of America (the “U.S.”) dollar ($), as rounded to the nearest thousand (except per share amounts or amounts indicated in specific monetary units).

       This interim financial report has been prepared by MFC Industrial in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the three months ended March 31, 2014 are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements, except for accounting policy changes made after the date of the most recent annual financial statements which are disclosed in Note 3 to this interim financial report. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

       The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

       In the opinion of MFC Industrial, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Industrial’s latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group’s resources activities involve seasonality and cyclicality.

       Certain financial information has been recast for the period ended March 31, 2013 (see Note 15).

Note 3. Accounting Policy Developments

       The following new standard was issued by the IASB that is mandatory for the Group’s accounting year 2014 on a retrospective basis:

       IFRIC 21, Levies, provides the following guidance on recognition of a liability to pay levies:

  The liability is recognized progressively if the obligating event occurs over a period of time.

  If an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

       The application of IFRIC 21 did not have any significant impact on the Group’s consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 3. Accounting Policy Developments (continued)

       IFRS 9, Financial Instruments (“IFRS 9”), was published in November 2009 and contained requirements for financial assets. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39, Financial Instruments: Recognition and Measurement. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk. The IASB decided that a mandatory date of January 1, 2015 would not allow sufficient time for entities to prepare to apply the new standard because the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, the IASB decided that a new date should be decided upon when the entire IFRS 9 project is closer to completion. The amendments made to IFRS 9 in November 2013 remove the mandatory effective date from IFRS 9. However, entities may still choose to apply IFRS 9 early and management has decided not to early apply IFRS 9.

Note 4. Business Combination

       In March 2014, MFC Industrial, through its Austrian subsidiary, acquired all of the outstanding shares in Elsner. Elsner is a global commodity trading group focused on steel and related products and was founded in 1864 with its head office based in Austria. Elsner’s offerings include a full range of steel products including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubers and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic States and the Commonwealth of Independent States.

       The purchase price consisted of a nominal consideration (including certain contingent payments between the parties over a 10-year period based on current inventories and account receivables, existing legal actions and utilization of certain tax loss carry-forwards). There was no goodwill or intangible assets acquired.

Note 5. Business Segment Information

       The Group is primarily in the global commodities supply chain business.

       The Group’s integrated operations include a wide range of commodities such as metals, ceramics, minerals, natural gas, oil, chemicals, plastics, food and beverage additives, animal feed and wood products, which are supported by our captive sources of commodities through strategic investments and other sources secured by the Group from third parties.

       In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

       In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.

       Commodities and resources segment includes trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes royalty income from the Group’s interests in resource properties.

       Merchant banking segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relative short time period. The merchant banking business also provides supply chain structured solutions.

       All other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) total assets. The Group’s all other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 5. Business Segment Information (continued)

   Products and Services

       The Group’s total revenues comprised the following for the three months ended March 31, 2014 and 2013, respectively:

	2014	2013
Commodities and resources	$218,736	$195,477
Fees	1,399	2,142
Gains on securities, net	615	1,374
Interest	1,637	1,674
Dividend	—	23
Equity income	2,228	1,522
Other	6,760	5,042
Total revenues	$231,375	$207,254

   Segment Operating Results

	Three Months Ended March 31, 2014
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$221,038	$3,268	$7,069	$231,375
Intersegment sale	452	1,826	109	2,387
Interest expense	3,504	—	6	3,510
Income (loss) from continuing operations
before income taxes	6,836	3,721	(1,745)	8,812

	Three Months Ended March 31, 2013
	(Recast-Note 15)
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$199,288	$3,564	$4,402	$207,254
Intersegment sale	58	2,762	88	2,908
Interest expense	3,410	26	44	3,480
Income (loss) from continuing operations
before income taxes	6,273	7,138	(3,201)	10,210

Note 6. Capital Stock

       Currently, MFC Industrial has two classes of capital stock: common shares (the “Common Shares”) and Class A Preference shares (the “Preferred Shares”). As at March 31, 2014, there were 62,552,126 Common Shares issued and outstanding.

       All the treasury stock are held by the wholly-owned subsidiaries.

Note 7. Condensed Consolidated Statements of Operations

   Revenues

   For the three months ended March 31:

	2014	2013
Gross revenues as reported	$231,375	$207,254

       For the components of the Group’s total revenues, please see Note 5.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 7. Condensed Consolidated Statements of Operations (continued)

       The Group’s net gains on securities comprised:

	2014	2013
Trading securities	$621	$796
Available-for-sale securities	—	177
Subsidiary	—	415
Holding loss on advance sales of securities	(6)	(14)
Net gain on securities	$615	$1,374

   Expenses

       For the three months ended March 31:

       The Group’s costs of sales comprised:

	2014	2013
		(Recast-Note 15)
Commodities and resources	$193,630	$180,184
Credit losses recovery on loans and receivables	—	(62)
Loss (gain) on derivative instruments, net	1,161	(482)
Market value decrease (increase) on commodities	153	(3,770)
Other	2,605	1,807
Total costs of sales	$197,549	$177,677

       The Group included the following items in its costs of sales:

	2014	2013
Recovery of write-down of inventories, net	$—	$(220)
Loss on unwinding sale and repurchase arrangements	—	2,356

Note 8. Earnings per Share

       Earnings per share data for the three months ended March 31 from operations is summarized as follows:

	2014	2013
		(Recast – Note 15)
Basic earnings available to holders of common shares	$5,801	$8,439
Effect of dilutive securities:	—	—
Diluted earnings	$5,801	$8,439

	Number of Shares
	2014	2013
Weighted average number of common shares outstanding — basic	62,552,126	62,552,126
Effect of dilutive securities:
Options	86	485,945
Weighted average number of common shares outstanding — diluted	62,552,212	63,038,071

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 9. Dividends Paid

       On March 24, 2014, MFC Industrial announced its annual cash dividend for 2014 will be $0.24 per common share, payable quarterly.

  The first payment of $0.06 per common share was paid on April 22, 2014 to shareholders of record on April 10, 2014.

  The remaining quarterly dividend payments of $0.06 per common share in 2014 are expected to be made in July, September and November, respectively.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

Note 10. Related Party Transactions

       In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include MFC Industrial’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Industrial. These related party transactions are conducted in arm’s length transactions at normal market prices and on normal commercial terms. In addition to transactions disclosed elsewhere in the financial statements, the Group had the following transactions with affiliates during the three months ended March 31, 2014:

Net sales	$351
Royalty expense paid and payable	(70)
Reimbursement of office and expenses at cost to a director*	(49)
____________________

*       The director provides office space and services to the Company at cost.

       As of March 31, 2014, the Group had trade receivables of $404 due from affiliates arising in the normal course of business.

Note 11. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

   Litigation

       The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at March 31, 2014.

   Guarantees

       As at March 31, 2014, the Group had issued guarantees up to a maximum of $40,678 to its trading and financing partners in the normal course of its commodities activities, of which $30,402 has been used and outstanding and has not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 12. Disclosure of Interests in Subsidiaries

       A subsidiary is an entity that is controlled by MFC Industrial. The following table shows the direct and indirect significant subsidiaries as at March 31, 2014. The table excludes subsidiaries which only hold intercompany assets and liabilities and do not have an active business as well as subsidiaries whose results and net assets did not materially impact the consolidated results and net assets of the Group.

		Proportion of	Proportion of
	Country of	Voting	Beneficial
Subsidiaries	Incorporation	Interest	Interest
MFC Commodities GmbH	Austria	100%	100%
MFC Trade & Financial Services GmbH	Austria	100%	100%
IC Managementservice GmbH	Austria	100%	100%
International Trade Services GmbH	Austria	100%	100%
MFC Metal Trading GmbH	Austria	100%	100%
Kasese Cobalt Company Limited	Uganda	75%	100%*
AFM Aluminiumfolie Merseburg GmbH	Germany	55%	55%
MAW Mansfelder Aluminiumwerk GmbH	Germany	55%	55%
MFC (A) Ltd.	Marshall Islands	100%	100%
MFC (D) Ltd.	Marshall Islands	100%	100%
Brock Metals s.r.o.	Slovakia	100%	100%
M Financial Corp.	Barbados	100%	100%
Mednet (Shanghai) Medical Technical
Developing Co., Ltd.	China	100%	100%
Hangzhou Zhe-er Optical Co. Ltd.	China	51%	51%
MFC Corporate Services AG	Switzerland	100%	100%
KHD Humboldt Wedag International GmbH	Austria	100%	100%
Compton Holding Austria GmbH	Austria	100%	100%
Compton Petroleum Austria GmbH	Austria	100%	100%
GPT Global Pellets Trading GmbH	Austria	100%	100%
MFC Energy Corporation	Canada	100%	100%
MFC Energy (Montana), Inc.	U.S.	100%	100%
MFC Resource Partnership	Canada	100%	100%
MFC Processing Partnership	Canada	100%	100%
MFC Resources Inc.	U.S.	100%	100%
ACC Resources S.R.L.	Argentina	100%	100%
Possehl Mexico S.A. de C.V.	Mexico	60%	60%**
Larus Handels- und BeteiligungsgmbH	Austria	100%	100%
F.J. Elsner & Co. Gesellschaft mbH	Austria	100%	100%
F.J. Elsner Trading Gesellschaft mbH	Austria	100%	100%
Elsner Trading (Beijing) Ltd.	China	100%	100%
____________________

*	The Group derives 100% beneficial benefit from the subsidiary from its holding of a shareholder loan and 75% share capital.

**	The non-controlling interests are classified as puttable instrument financial liabilities on the consolidated statement of financial position.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 12. Disclosure of Interests in Subsidiaries (continued)

       As at March 31, 2014, the Group controlled entities in which the Group held more than 50% of the voting rights. Conversely, as at March 31, 2014, the Group did not control any entities in which the Group held 50% or less of the voting rights.

       As of March 31, 2014, none of non-controlling interests are material to the Group. Also, there were no significant restrictions (statutory, contractual and regulatory restrictions, including protective rights of non-controlling interests) on MFC Industrial’s ability to access or use the assets and settle the liabilities of the Group.

Note 13. Subsequent Events

   Business Combination

       In January 2014, the Company announced that it had entered into an agreement to acquire a 100% interest in the FESIL AS Group (“FESIL”), a vertically integrated supply-chain management company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, United States, India and China, and a 33% owned associate which owns quartz quarries in Spain.

       Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel, and cast iron. FESIL’s melting plant is located in Mo i Rana, Norway and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production.

       The purchase price of approximately 500 million Norwegian Krone (approximately $82 million) is based on the net tangible asset value as of September 30, 2013, and will be adjusted to reflect the fair value of certain assets and the profit and loss over the period to final closing. In addition to the purchase price, the Company will pay a royalty based on tiered ferrosilicon production at the Mo i Rana facility for two years, expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production. The transaction was completed on April 1, 2014. Management is in the process of determining the purchase price allocation and fair values of the assets and liabilities acquired.

   Stock Options

       On April 2, 2014, the President of the Company surrendered his options to purchase 200,000 MFC Industrial common shares at an exercise price of $7.81 per share. The cancellation of these options had no impact on the consolidated financial statements. On the same day, the Company granted to two employees options to purchase 200,000 MFC Industrial common shares in aggregate at an exercise price of $8.01 per share. The options vest immediately and expire on April 2, 2019. The fair value of the share-based stock options is $383 based on the Black-Scholes-Merton formula.

   Settlement of Puttable Instrument Financial Liabilities

       In April 2014, the Group entered into a share purchase agreement with the holder of the puttable instrument (the “Put Holder”) whereby the Group acquired from the Put Holder his remaining 40% equity shares in Possehl Mexico, S.A. de C.V. (“Possehl”). Upon the execution of the agreement, the puttable instrument was terminated. The purchase price consisted of 509,820 common shares of MFC Industrial (which will be delivered upon occurrence of an event (as defined in the agreement), the latest being in 2025) and a contingent purchase price whereby 50,000 common shares of MFC Industrial will be issued to the Put Holder for each year from 2014 to 2025 if Possehl achieves an annual net income milestone as computed under IFRS for the year.

   Natural Gas Power Project

       In April 2014, the Group entered into an agreement with a contractor for the design, construction, supply and installation of a 16.5 MW natural gas power project at the Group’s sour gas processing plant in Alberta, Canada. Upon completion, the project will supply the Group’s processing plant’s electrical needs, with excess power being

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 13. Subsequent Events (continued)

sold into the grid at prices based on the Alberta Electricity System Operator’s rates. The Group currently expects that the project will cost approximately Canadian $25.3 million, with final commissioning occurring in the first quarter of 2015. In connection with the power project, the Group obtained a five-year down payment financing in the amount of €2.5 million and a ten-year loan in the amount of €16.0 million with a blended interest rate of 2.675% p.a.

Note 14. Approval of Consolidated Financial Statements

       This interim financial report was approved by the Board of Directors and authorized for issue on May 14, 2014.

Note 15. Recast of Consolidated Statements during the Measurement Period and Correction of an Error

       In September 2012, the Group acquired a 100% equity interest in MFC Energy Corporation (“MFC Energy”) and recognized a bargain purchase of $244,645 in the consolidated financial statements for the year ended December 31, 2012. During the measurement period from acquisition through September 2013 and an error correction, the fair values of the assets and liabilities of MFC Energy were finalized and it was determined that the bargain purchase was $216,320 on the acquisition date. As a result, interest on liabilities was recomputed and finance costs were reduced by $695 and expiry loss of the unproved lands of $2,721 was derecognized for the period ended March 31, 2013.

       Pursuant to IFRS 3, Business Combinations, comparative information for prior periods presented in financial statements has been revised to account for the above-mentioned adjustments retrospectively.

   Reconciliation of net income for the three months ended March 31, 2013:

		Recast
	Historical	adjustments*	Recast
Gross revenues	$207,254	—	$207,254

Costs and Expenses:
Costs of sales	180,398	(2,721)	177,677
Selling, general and administrative	15,856	—	15,856
Finance costs	4,376	(695)	3,681
	200,630	(3,416)	197,214

Income from operations	6,624	3,416	10,040

Other items:
Exchange differences on foreign currency transactions	399	—	399
Change in fair value of puttable instrument
financial liabilities	(229)	—	(229)
Income before income taxes	6,794	3,416	10,210
Income tax expense	(1,585)	—	(1,585)
Net income for the period	5,209	3,416	8,625
Less: Net income attributable to non-controlling interests	(186)	—	(186)
Net income attributable to owners of the parent company	$5,023	$3,416	$8,439

Basic and diluted earnings per share	$0.08		$0.13
____________________

*	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2014
(Unaudited)

Note 15. Recast of Consolidated Statements during the Measurement Period and Correction of an Error (continued)

   Reconciliation of retained earnings as of March 31, 2013:

Retained earnings, as previously reported	$427,454
Correction of an error in 2012	(6,504)
Reduction in fair values of the assets and liabilities on the acquisition date in 2012	(21,821)
Effect on the post-combination earnings recognized in 2012	1,715
Effect on the post-combination earnings recognized in 2013	3,416
Retained earnings, recast	$404,260

   Cash flow statement for the three months ended March 31, 2013:

       The recast adjustments did not have cash flow impacts on operating activities, investing activities and financing activities, respectively, in 2013, though the recast adjustments had immaterial cash flow impacts on certain components within the operating activities which offset each other.

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Kevin McGrath 1 (212) 245 4577 kevin@cameronassoc.com

MFC INDUSTRIAL LTD. REPORTS FIRST QUARTER RESULTS FOR 2014
- Appoints new CEO, Treasurer and Deputy CEO -

NEW YORK (May 15, 2014) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the three months ended March 31, 2014 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards “IFRS”). (All references to dollar amounts are in United States dollars unless otherwise stated.)

FIRST QUARTER 2014 HIGHLIGHTS AND MAJOR DEVELOPMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND SUBSEQUENT EVENTS

►	Revenues increased by 12% to $231.4 million for the three months ended March 31, 2014 compared to the same period in 2013.

►	EBITDA was $17.7 million for the three months ended March 31, 2014.*

►

Net income for the three months ended March 31, 2014 decreased to $5.8 million, or $0.09 per share on a diluted basis, compared to $8.4 million, or $0.13 per share for the same period in 2013. This was principally due to the recognition of a primarily non-cash exchange differences loss on foreign currency transactions of $3.8 million, or $0.06 per share, and a non-cash unrealized loss of $3.1 million, or $0.05 per share on natural gas hedges in the 2014 period (which loss decreased to $1.4 million as of May 14, 2014).

►

In April 2014, Cliffs Natural Resources (“Cliffs”), the operator of the Wabush Mine, announced that it idled the mine in the first quarter of 2014. We have opened dialogue with other stakeholders to rationalize this asset.

►

In April 2014, we acquired a 100% interest in FESIL, a vertically integrated supply-chain management company with a production facility in Norway. FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel.

►	In March 2014, we acquired Elsner, a global commodities supply company which was founded in 1864. Elsner is focused on a full range of steel and related products.

►	In March 2014, MFC announced that its annual cash dividend for 2014 will be $0.24 per common share.

►

Today, MFC’s board of directors announces the following appointments: Gerardo Cortina as President, Chief Executive Officer and a director; Ferdinand Steinbauer as Corporate Treasurer; and Samuel Morrow as Deputy Chief Executive Officer.

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page 5 of this news release for a reconciliation of our net income to EBITDA.

PAGE 1/13

FINANCIAL

The following table highlights certain selected key numbers and ratios as of March 31, 2014 in order to assist shareholders to better understand our financial position.

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
March 31, 2014
Cash, cash equivalents	$356,164
Securities	2,604
Trade receivables	145,896
Current assets	787,998
Total assets	1,384,010
Current liabilities	386,954
Working capital	401,044
Current ratio*	2.04
Acid test ratio*	1.42
Total liabilities	695,232
Shareholders’ equity	688,754
Equity per common share	11.01

*Note:

The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities (excluding liabilities relating to assets held for sale).

LIQUIDITY

As at March 31, 2014, we had cash and cash equivalents, short-term deposits and securities of $359.0 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY All amounts in thousands
	March 31, 2014	December 31, 2013
Total long-term debt	$234,414	$234,740
Less: cash and cash equivalents	(356,164)	(332,173)

Net debt (net cash & cash equivalents)	(121,750)	(97,433)
Shareholders’ equity	688,754	699,570

PAGE 2/13

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	March 31, 2014	December 31, 2013
Long-term debt, less current portion	$189,704	$189,871
Shareholders’ equity	688,754	699,570
Long-term debt-to-equity ratio	0.28	0.27

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks. Most of these facilities are short-term and are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at March 31, 2014, we had credit facilities aggregating $607.8 million, comprised of: (i) unsecured revolving credit facilities aggregating $337.2 million from banks; (ii) revolving credit facilities aggregating $47.9 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) a non-recourse factoring arrangement with a bank for up to $130.9 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $53.9 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

CASH FLOWS

Due to the types of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flows statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Total revenues for the three months ended March 31, 2014 increased 12% to $231.4 million, from $207.3 million in the first three months of 2013. Revenues were up for the first three months of 2014 because of several factors, including increased natural gas prices and increases in volumes for some of our commodities.

EBITDA for the three months ended March 31, 2014 was $17.7 million. EBITDA has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page 5 of this news release for a reconciliation of net income to EBITDA.

PAGE 3/13

Net income for the three months ended March 31, 2014 decreased to $5.8 million, or $0.09 per share on a diluted basis, from $8.4 million, or $0.13 per share on a diluted basis. Net income for the three months, was down primarily due to:

  a primarily non-cash exchange difference loss on foreign currency transactions; and
  a non-cash unrealized loss of $3.1 million on natural gas hedges (which loss decreased to $1.4 million as of May 14, 2014).

The income statement for the three months ended March 31, 2014 includes non-cash amortization, depletion and depreciation expenses of approximately $5.2 million, representing approximately $0.08 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas assets and other assets over their economic life. They are income statement expenses but are added back in the cash flow statement.

Revenues for our commodities and resources business were $221.0 million for the three months ended March 31, 2014, compared to $199.3 million for the same period in 2013. Included are the gross revenues generated by our iron ore royalty interest which, for the three months ended March 31, 2014, were approximately $3.0 million, compared to $3.5 million in 2013. A total of 349,978 tons of iron ore products were shipped during the first three months of 2014.

Revenues from our merchant banking business were $3.3 million for the three months ended March 31, 2014, compared to $3.6 million for the same period in 2013.

All other revenues, which encompass our corporate and other operations, were $7.1 million for the three months ended March 31, 2014, compared to $4.4 million for the same period in 2013.

Costs of sales increased to $197.5 million during the first three months of 2014 from $177.7 million for the same period in 2013. Selling, general and administrative expenses increased to $17.4 million for the three months ended March 31, 2014 from $15.9 million for the same period in 2013.

OVERVIEW OF OUR RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

Our total revenues by operating segment for each of the three months ended March 31, 2014 and 2013 are broken out in the table below:

REVENUES All amounts in thousands
	March 31, 2014	March 31, 2013
	three months	three months
Commodities and resources	$221,038	$199,288
Merchant banking	3,268	3,564
All other	7,069	4,402

Total revenues	$231,375	$207,254

PAGE 4/13

Our net income from operations for each of the three months ended March 31, 2014 and 2013 is broken out in the table below:

INCOME FROM OPERATIONS
All amounts in thousands, except per share amounts
	March 31, 2014	March 31, 2013
	three months	three months
Commodities and resources	$6,836	$6,273
Merchant banking	3,721	7,138
All other	(1,745)	(3,201)

Income before income taxes	8,812	10,210
Income tax expenses	(1,931)	(874)
Resource property revenue tax expenses	(582)	(711)
Net income attributable to non-controlling interests	(498)	(186)

Net income attributable to our shareholders	$5,801	$8,439

Earnings per share, diluted	$0.09	$0.13

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, amortization, depreciation and depletion. Management uses EBITDA as a measurement of its own operating results, and as a benchmark relative to its competitors. Management considers it to be a meaningful supplement to net income as a performance measurement primarily because we incur significant depreciation and depletion, and EBITDA generally represents cash flow from operations. The following table reconciles our EBITDA to net income for the three months ended March 31, 2014.

EBITDA (earnings before interest, taxes, amortization, depreciation and depletion) All amounts in thousands
March 31, 2014
Net income	$6,299
Income taxes	2,513
Finance costs	3,696
Amortization, depreciation and depletion	5,185

EBITDA	$17,693

*Note:

EBITDA is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS.

  PAGE 5/13

UPDATE ON OUR NATURAL GAS & MIDSTREAM FACILITIES

Since the acquisition of our natural gas and midstream facilities, which significantly enlarged our global commodities platform into the energy sector, we have been determined to expand these operations as they present an opportunity for growth through value-added projects and the consolidation of regional gas production.

The following table sets out our average natural gas and other hydrocarbons sales prices, operating costs, royalty amounts, transportation costs and total production for the three months ended March 31, 2014:

NATURAL GAS WELLS (COSTS AND PRODUCTION)
All amounts in Canadian dollars, except production numbers
For the three months ended March 31, 2014
	Natural Gas	NGLs (1)	Crude Oil	Total
	($/mcf)	($/bbl)	($/bbl)	($/boe)
Price(2)	$6.06	$96.78	$92.19	$46.25
Royalties	1.12	29.28	25.69	9.88
Transportation costs	0.17	9.37	1.65	1.95
Operating costs(3)	---	---	---	11.89
Production(4)	4,157 mmcf	88.9 mboe	30.6 mbbl	812.3 mboe

Notes:	(1)	Includes sulphur.
	(2)	Average sales price includes third party processing fees.
	(3)	A portion of our natural gas production is associated with crude oil production. Does not include non-cash operating costs of CDN$8.96 per boe consisting of depletion and depreciation. Operating costs per individual product are not available as they are charged to gas production only and any allocation would be arbitrary.
	(4)	Net of other working interests.

Our land bank as at March 31, 2014 was 269,621 net undeveloped acres (1,088 square kilometers) which we do not plan to sell or develop at this time.

We are now developing midstream businesses at our existing facility, and will identify and expand these through re-purposing existing assets or by investing in new projects. The restructuring of this emerging midstream business is underway with several assets identified to be created or transferred to this new division, including:

  Consolidation of the processing facilities in the Callum, Cowley and Niton area.
  Increasing the Niton plant’s capacity through a debottlenecking project to increase processing revenue from other third party production, including pursuant to our recently announced participation agreement. Pursuant to the agreement:
➢	Our partner will spend a minimum of CDN$50 million to drill at least three new wells per year for a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term. Our partner will pay 100% of the drilling and completion costs of each well at its own sole risk and expense.
➢	After a well is drilled and there is continuous production, we can elect to participate for up to a 30% working interest in each well on a look-back basis by paying 25% of its actual costs; or we can elect to receive a 10% gross royalty on future production instead.

  We are now proceeding with the 16.5 MW power plant project at our facility, which is on schedule for commissioning in the first half of 2015. Upon completion, the project will supply our processing plant’s electrical needs, with excess power being sold into the grid at prices based on the Alberta Electricity System Operator’s rates.
  We are in the planning stage for a deep-cut and fractionation plant that will generate additional revenue from the sales of natural gas liquids (extracted from natural gas) including ethane, propane and butane.

PAGE 6/13

We are also looking at other opportunities, including with respect to marginal wells, which would potentially involve:

  Providing up-stream marginal well production and services.
  Focusing on improving production through innovation and cost optimization.
  Acquiring similar marginal well assets and apply best practices to lower costs or raise production through economies of scale and technical ability.

Hedging Natural Gas Derivatives

In December 2013, to hedge the volatility of natural gas prices and the organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas swaps. In January and February we increased our position. We continue to hold these hedging derivatives and, as of March 31, 2014, we were short approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39 per mcf.

UPDATE ON THE ROYALTY INTEREST (WABUSH MINE)

The Wabush Iron Ore Mine is a very important asset for MFC. The following is an overview of the mine:

  The Wabush mine and concentrator are located in Newfoundland and Labrador and are owned and operated by Cliffs.
  The mine has operated since 1965 and has a reported annual capacity of 5.6 million tonnes.
  Operations at the mine consist of an open pit truck and shovel mine, a concentrator that utilizes single stage crushing, AG mills and gravity separation to produce an iron concentrate. Iron ore is concentrated at the mine facilities then transported 445 km by rail to Pointe Noire, near Sept-Isles, Quebec, Canada for shipment.
  Over the last three years, between 2.8 and 3.5 million tons of iron products were shipped from the mine annually.

In February 2014, Cliffs announced a reduction in capital expenditures, which included their decision to idle the Wabush mine by the end of the first quarter of 2014.

We currently estimate that our gross revenues from our Wabush royalty interest will be approximately $5.0 million for 2014. The current idle status of the mine will impact our results of operations in both 2014 and 2015.

Under the terms of its existing lease, Cliffs must pay MFC a minimum royalty payment of C$3.25 million a year for the term of the lease. Additionally, we have a right to acquire the fixed assets at the mine at a reasonable market price in the event that the lease underlying our royalty interest is terminated. We may also terminate the lease if production has ceased for a period of time.

We currently believe that the Wabush Mine will be sold by Cliffs and any sale will be subject to MFC’s long term lease (till 2055) and, of course, our financial royalty. We view this as a strong financial burden for any other competitive buyer.

We are currently exploring opportunities to rationalize this asset, including making an investment or acquiring an interest, directly or indirectly with a partner, in the mine. We expect that a significant investment is required to achieve acceptable levels at the mine. We have now opened dialogue with other stakeholders to rationalize this asset.

PAGE 7/13

UPDATE ON OUR NEW COMMODITY COMPANY ACQUISITION

In March 2014, MFC acquired a 100% interest in Elsner, a global commodity supply chain company focused on steel and related products which was founded in 1864 with its headoffice in Vienna, Austria. Elsner’s offerings include a full range of steel products including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubes and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic States and the Commonwealth of Independent States.

Elsner’s revenue for its fiscal year ended June 30, 2013 was $145.5 million and it offers significant diversification with its products, customers and suppliers. The purchase price was for nominal consideration (including certain contingent payments). The following highlights certain opportunities related to the acquisition of Elsner:

  We now offer structured solutions to Elsner’s customers and suppliers.
  The ability to market steel related raw materials to our current suppliers and industry contacts.
  Our supply chain structured solutions will reduce risks and expand the customer base.
  We may enter into exchange transactions for the supply of raw materials for offtake products with customers.

Elsner is a company now approaching its 150th anniversary and provides MFC with a solid customer base, an excellent product portfolio and an extremely well-respected management which is already enhancing our global supply chain platform.

2014 CASH DIVIDEND

In March 2014, MFC announced that its board of directors had declared its 2014 annual cash dividend in the amount of $0.24 per common share. The 2014 cash dividend will be paid in quarterly installments by the Company.

The first payment of $0.06 per common share was paid on April 22, 2014 to shareholders of record on April 10, 2014. The remaining quarterly dividend payments in 2014 are expected to be made as follows:

  Second payment of $0.06 will be made in July;
  Third payment of $0.06 will be made in September; and
  Final payment of $0.06 will be made in November.

SECOND QUARTER 2014 MAJOR DEVELOPMENTS

FESIL AS Group

Our acquisition of FESIL is now complete. FESIL is a vertically integrated commodity supply chain company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, the United States and China, and an interest in quartz quarries in Spain.

Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron.

FESIL’s melting plant is located in Mo i Rana, and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production. Annual capacity of the plant is approximately 80,000 tonnes of ferrosilicon and 23,000 tonnes of microsilica. The facility is certified according to ISO 9001 and ISO 14001 and complies with Norway’s strict environmental and operational requirements. The purchase price of approximately 500 million Norwegian Krone (approximately US$82 million) is based on the net tangible asset value as of September 30, 2013, and will be adjusted to reflect the fair value of certain assets and the operating results over the period closing. In addition to the purchase price, MFC will pay a royalty based on tiered ferrosilicon production at the Mo i Rana facility for two years, which is expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production.

PAGE 8/13

FESIL reported net revenues in 2013 of approximately 2.9 billion Norwegian Krone (approximately US$487.5 million) with its alloy production representing just over 25% of net revenue. Approximately 60% of FESIL’s ferrosilicon production is sold directly through its own sales offices to customers, which include some of the world’s leading steelworks, aluminum/iron foundries and chemical groups. The sales offices also sell a number of complementary products including ferroalloys, metals, minerals, and specialty products. FESIL is a strategic acquisition that will add geographic reach, a diverse product portfolio, an established brand name, a well-respected management team and excellent employees to our global commodity supply-chain platform.

Corporate Appointments

MFC is pleased to announce that its board of directors has appointed Gerardo Cortina as President and Chief Executive Officer and a director, Ferdinand Steinbauer as Treasurer and Samuel Morrow as Deputy Chief Executive Officer of the Company.

Gerardo Cortina (President, CEO and a director) most recently served as a Managing Director of the Company’s subsidiary, Possehl México, S.A. de C.V., which has been active in trading and distribution of metals, mineral products, chemicals and ferroalloys to the iron and steel, foundry, refractory, plastics, paints, animal feed and chemicals industries. Mr. Cortina has successfully developed export markets in Central America, the Caribbean and South America. He has a track record of over 25 years of stable growth and profitable operations in the global commodities supply chain business. Mr. Cortina has a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania.

Mr. Cortina replaces Michael Smith as President and CEO. Mr. Smith is continuing with the Company as Managing Director, and will assist management in this transition with the additional mandate to oversee our Asian projects and other special opportunities.

Ferdinand Steinbauer (Treasurer) is currently a Managing Director of MFC Commodities GmbH and has held that position since 1998. At MFC, he has been instrumental in building supply chain structured solutions and client acquisition. Previously he served as Treasurer for 20 years with KNP Leykam Austria (later acquired by SAPPI). Mr. Steinbauer holds a degree from the Austrian Commercial Academy in Graz and has over 35 years of experience in banking, structured trade finance and risk management.

Samuel Morrow (Deputy CEO) is a Chartered Financial Analyst and was most recently a Vice President of MFC in Vienna, Austria. He has been a key participant in the acquisitions of FESIL and Elsner in 2014. Before joining MFC, Mr. Morrow was Vice President of Tanaka Capital Management and Treasurer, CFO and COO of the Tanaka Growth Fund. Mr. Morrow is a graduate of St. Lawrence University.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $1.0 million for the three month ended March 31, 2014.

COMMENTS

Michael Smith, commented: “In the first quarter of 2014, our revenues grew by 12% compared to the same period in 2013. This was progress, but we look forward to improving upon it. We also realized organic growth, especially from our natural gas assets. At the end of the quarter, we acquired Elsner, which we consolidated from March 31, 2014. Elsner did not provide any significant revenues or earnings contribution to the current quarter, but we believe it will have a meaningful impact on future earnings as we successfully integrate its operations.

In addition, the recently announced acquisitions of FESIL and Elsner are expected to significantly increase our commodities and resources revenues and provide a meaningful contribution to net income.”

PAGE 9/13

Mr. Smith concluded, “We are very pleased with the new management appointments. We believe this team brings strong management and years of broad-based experience in the commodity supply chain business, which positions them well to make material contributions to our expanding activities on a global basis.”

Shareholders are encouraged to read our entire unaudited financial statements and management’s discussion and analysis for the three months ended March 31, 2014, which were filed with the U.S. Securities and Exchange Commission on Form 6-K and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also listen to the audio replay by phone by dialing: 1 (888) 286 8010, using conference number 17688824 and international callers dial: 1 (617) 801 6888.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding our future plans, including in respect of partnerships and joint ventures respecting our processing facilities and related expansion projects, implementation of current strategies and our plans for our projects and the future plans and projections of the operator of our royalty interest. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests or any revisions to their current plans and projections, which could be made without notice to us; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (xv) the availability of services and supplies; (xvi) operating hazards; and (xvii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management’s Discussion and Analysis for the year ended December 31, 2013, filed with the Canadian securities regulators.

AUDITED FINANCIAL TABLES FOLLOW –

PAGE 10/13

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
March 31, 2014 and December 31, 2013
(Unaudited)
(United States Dollars in Thousands)

ASSETS

	March 31,	December 31,
	2014	2013
Current Assets

Cash and cash equivalents	$356,164	$332,173
Short-term cash deposits	192	4,381
Securities	2,604	2,068
Restricted cash	989	312
Trade receivables	145,896	115,678
Other receivables	29,203	30,409
Inventories	96,618	88,844
Real estate held for sale	14,740	12,676
Deposits, prepaid and other	46,029	27,136
Assets held for sale	95,563	97,344
Total current assets	787,998	711,021

Non-current Assets

Securities	2,632	2,465
Securities, restricted	229	–
Equity method investments	24,825	24,366
Property, plant and equipment	92,249	94,493
Interests in resource properties	355,551	359,822
Hydrocarbon probable reserves	72,428	75,267
Hydrocarbon unproved lands	30,042	31,354
Accrued pension assets, net	1,896	1,259
Deferred income tax assets	15,572	17,941
Other	588	610
Total non-current assets	596,012	607,577
Total assets	$1,384,010	$1,318,598

PAGE 11/13

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (cont’d)
March 31, 2014 and December 31, 2013
(Unaudited)
(United States Dollars in Thousands)

LIABILITIES AND EQUITY
	March 31,	December 31,
	2014	2013
Current Liabilities

Short-term bank borrowings	$221,488	$129,783
Debt, current portion	44,710	44,869
Account payables and accrued expenses	101,959	126,649
Dividends payable	3,753	–
Income tax liabilities	3,411	1,891
Liabilities relating to assets held for sale	11,633	11,517
Total current liabilities	386,954	314,709

Long-term Liabilities

Debt, less current portion	189,704	189,871
Deferred income tax liabilities	3,533	3,571
Decommissioning obligations	108,726	105,854
Puttable instrument financial liabilities	4,046	3,936
Other	2,269	916
Total long-term liabilities	308,278	304,148
Total liabilities	695,232	618,857

EQUITY

Capital stock, fully paid	383,116	383,116
Treasury stock	(68,980)	(68,980)
Contributed surplus	13,037	13,037
Retained earnings	400,496	398,448
Accumulated other comprehensive loss	(38,915)	(26,051)
Shareholders’ equity	688,754	699,570
Non-controlling interests	24	171
Total equity	688,778	699,741
	$1,384,010	$1,318,598

PAGE 12/13

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2014 and 2013
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2014	2013
Net Sales	$229,147	$205,732
Equity income	2,228	1,522
Gross revenues	231,375	207,254

Costs and Expenses:
Costs of sales	197,549	177,677
Selling, general and administrative	17,375	15,856
Finance costs	3,696	3,681
	218,620	197,214

Income from operations	12,755	10,040

Other items:
Exchange differences on foreign currency transactions	(3,833)	399
Change in fair value of puttable instrument financial liabilities	(110)	(229)

Income before income taxes	8,812	10,210

Income tax expense:
Income taxes	(1,931)	(874)
Resource property revenue taxes	(582)	(711)
	(2,513)	(1,585)

Net income for the period	6,299	8,625
Net income attributable to non-controlling interests	(498)	(186)
Net income attributable to owners of the parent company	$5,801	$8,439

Basic earnings per share	$0.09	$0.13
Diluted earnings per share	$0.09	$0.13

Weighted average number of common shares outstanding
- basic	62,552,126	62,552,126
- diluted	62,552,212	63,038,071

PAGE 13/13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
President and
Chief Executive Officer

Date: May 15, 2014